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08002135

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME A.P. Møller - Maersk A/S

*CURRENT ADDRESS Esplanaden 50
DK-1098 Copenhagen K
Denmark

**FORMER NAME

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APR 29 2008 E
THOMSON REUTERS

FILE NO. 82- 35184

FISCAL YEAR 12/31/06

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082-35784
1

12-31-06
AR/S

A.P. Møller - Mærsk A/S

Annual Report 2006

A.P. Moller - Maersk Group
Financial Highlights

Amounts in USD million

	2006	2005	2004	2003	2002
Revenue	44,518	34,843	26,490	23,970	19,308
Profit before depreciation, amortisation and impairment losses, etc.	8,653	8,342	6,735	6,016	4,525
Depreciation, amortisation and impairment losses	3,302	2,937	2,118	2,556	2,150
Gains on sale of ships, rigs, etc.	711	280	246	99	92
Associated companies – share of profit after tax	484	507	60	61	37
Profit before integration costs	6,546	6,192	4,923	3,620	2,504
Integration costs on acquisitions	123	298	-	-	-
Profit before financial items	6,423	5,894	4,923	3,620	2,504
Financial items, net	- 375	- 354	123	229	- 87
Value adjustment of financial assets	-	-	832	696	- 9
Profit before tax	6,048	5,540	5,878	4,545	2,408
Income tax expense	3,350	2,218	1,524	1,376	1,038
Profit for the year – continued operations	2,698	3,322	4,354	3,169	1,370
Net result – discontinued operations	25	67	336	-	-
Profit for the year	2,723	3,389	4,690	3,169	1,370
Of which attributable to A.P. Møller - Mærsk A/S	2,617	3,370	4,672	3,151	1,357
Total assets	55,409	45,152	33,227	27,491	24,180
Equity	24,148	19,620	18,784	14,042	11,210
Cash flow from operating activities	4,073	5,564	4,849	3,993	3,147
Cash flow used for non-current investing activities	5,531	10,467	3,053	2,521	2,299
Investment in property, plant and equipment	7,452	4,815	3,758	2,369	2,083
Return on equity after tax	12.4%	17.6%	28.6%	25.1%	13.5%
Equity ratio	43.6%	43.5%	56.5%	51.1%	46.4%
Earnings per share, USD	636	819	1,135	766	330
Cash flow from operating activities per share, USD	990	1,352	1,178	970	765
Share price (B share), end year, USD	9,397	10,310	8,279	7,117	3,365
Total market capitalisation, end year	37,849	41,726	33,903	28,553	13,446
Dividend per share, USD	97	87	82	50	28

As from 1 January 2005 the accounting policies are in accordance with the International Financial Reporting Standards (IFRS). Comparative figures for 2004 have been restated. Financial highlights for 2002 and 2003 have not been restated, except for change in functional currency. Please see the statement of accounting policies, page 45.

A.P. Moller - Maersk Group
Financial Highlights

Amounts in DKK million

	2006	2005	2004	2003	2002
Revenue	264,751	208,702	159,544	157,884	152,281
Profit before depreciation, amortisation and impairment losses, etc.	51,457	49,971	40,567	39,627	35,690
Depreciation, amortisation and impairment losses	19,637	17,755	12,758	16,833	16,959
Gains on sale of ships, rigs, etc.	4,227	1,676	1,482	655	723
Associated companies – share of profit after tax	2,881	3,037	361	403	289
Profit before integration costs	38,928	36,929	29,652	23,852	19,743
Integration costs on acquisitions	734	1,783	-	-	-
Profit before financial items	38,194	35,146	29,652	23,852	19,743
Financial items, net	- 2,233	- 2,121	745	1,507	- 688
Value adjustment of financial assets	-	-	5,013	4,581	- 72
Profit before tax	35,961	33,025	35,410	29,940	18,983
Income tax expense	19,922	13,223	9,180	9,065	8,189
Profit for the year – continued operations	16,039	19,802	26,230	20,875	10,794
Net result – discontinued operations	147	404	2,026	-	-
Profit for the year	16,186	20,206	28,256	20,875	10,794
Of which attributable to A.P. Møller - Mærsk A/S	15,557	20,090	28,149	20,756	10,702
Total assets	313,695	285,548	181,673	163,782	171,249
Equity	136,711	124,083	102,706	83,657	79,392
Cash flow from operating activities	24,220	33,329	29,207	26,299	24,820
Cash flow used for non-current investing activities	32,891	62,696	18,388	16,603	18,133
Investment in property, plant and equipment	44,316	28,841	22,635	15,605	16,425
Return on equity after tax	12.4%	17.8%	30.3%	25.6%	13.8%
Equity ratio	43.6%	43.5%	56.5%	51.1%	46.4%
Earnings per share, DKK	3,781	4,883	6,841	5,044	2,601
Cash flow from operating activities per share, DKK	5,886	8,100	7,098	6,392	6,032
Share price (B share), end year, DKK	53,200	65,200	45,268	42,403	23,835
Total market capitalisation, end year	214,284	263,879	185,369	170,106	95,228
Dividend per share, DKK	550	550	450	300	200

As from 1 January 2005 the accounting policies are in accordance with the International Financial Reporting Standards (IFRS). Comparative figures for 2004 have been restated. Financial highlights for 2002 and 2003 have not been restated, except for change in functional currency. Please see the statement of accounting policies, page 45.

A.P. Moller - Maersk Group Directors' Report

In 2006 most of the A.P. Moller - Maersk Group's core business areas developed positively. This applied particularly to Maersk Tankers, Maersk Contractors and Maersk Supply Service as well as the Oil and Gas activities. This was overshadowed however by a very negative development for the Group's container activities caused by both external and internal factors.

The decline in rates for container services, which characterised the first months of 2006, continued with enhanced effect, while bunker prices rose. Volumes did not reach expectations. Maersk Line lost market shares. This was primarily due to difficulties related to the implementation of a number of comprehensive IT systems simultaneously with integration of P&O Nedlloyd, including the merger of the global service network.

The A.P. Moller - Maersk Group's overall net result was DKK 16,186 million (DKK 20,206 million)*, corresponding to USD 2,723 million (USD 3,389 million). The result was in line with expectations from June 2006, most recently confirmed by the Stock Exchange announcement on 30 November 2006.

The result for the year was affected positively by the depreciation period for vessels and rigs etc. generally being extended to 20 years and for containers to 12 years. This has reduced the depreciation in 2006 by about DKK 4.4 billion (USD 0.7 billion). The depreciation for the year amounted to DKK 19.6 billion (DKK 17.8 billion).



On 12 August 2006 EMMA MÆRSK, the world's largest container vessel, was named at Odense Steel Shipyard. Ane Mc-Kinney Uggla, daughter of deceased Emma Mc-Kinney Møller, named the vessel.

The Group's cash flow from operating activities amounted to DKK 24,220 million (DKK 33,329 million) corresponding to USD 4,073 million (USD 5,564 million). Cash flow from the operating activities was affected negatively by lower earnings, integration costs and increasing outstanding receivables in the container activities.

The high investment level from 2005 continued in 2006 where the overall capital expenditure amounted to DKK 32,891 million (DKK 62,696 million) corresponding to USD 5,531 million (USD 10,467 million). Acquisitions of DKK 34,067 million were included in 2005 (USD 5,528 million).

◆

In 2006 the world experienced another year with a high economic growth rate. Global growth in containers transported was about 10%, and at the same level as that in 2005.

The container vessel capacity increased more than the volumes transported. The weakening of the balance between supply and demand resulted in a decline in rates, even in services where the capacity utilisation was high.

At the same time, costs were put under pressure, especially bunker prices, which increased by 26% on average compared with 2005. The lack of growth in Maersk Line's volumes transported resulted in lower utilisation of tonnage than planned and thus higher unit costs for the network.

Overall, the above resulted in a substantial decrease in earnings, causing a highly negative net result for the Group's container activities in 2006, despite the positive effect of changed depreciation periods.

In 2006 APM Terminals achieved a growth in volumes of 18%. Development of APM Terminals continued with the establishment of new container terminals and further development of existing facilities. The net result was, de-

* *In parenthesis the comparative figures for 2005.*

spite major start-up costs on new container terminals, positive and better than expected.

Maersk Tankers continued the positive trend with a net result somewhat above 2005. Activity increased, and average rates were basically at the same level as in 2005. The profit for 2006 was affected positively by gains on sale of vessels as well as a change in depreciation periods.

Maersk Contractors' market segments experienced favourable conditions in 2006 and drilling rigs and floating production units were more or less fully employed. Contracts for a large part of Maersk Contractors' drilling rigs were entered into at reasonable rates and for longer duration. The operating costs increased, but nevertheless the profit for Maersk Contractors was considerably above that for 2005, primarily due to higher day rates and changed depreciation periods.

The market for supply vessels in 2006 was better than expected with high activity and a good balance between supply and demand. This resulted in an increasing rate level and a high ratio of utilisation for all types of vessels. The profit for 2006 was significantly better than that for 2005.

Oil prices continued to increase in 2006, but in August the picture changed and at the end of the year the price was almost at the same level as at the beginning. The average price for the year of Brent crude oil was about USD 65 per barrel, approx. 20% above the 2005 level.

The Group's total share of oil production in 2006 was somewhat above that of 2005, primarily as a result of the Kerr-McGee fields being included for the whole year in 2006 compared with only 45 days in 2005. The profit for the oil and gas activities was considerably above that of 2005 positively affected by higher oil prices, but negatively by increased costs and depreciation and not least higher taxes and government shares.

The Dansk Supermarked Group experienced growth in revenue and earnings compared to 2005 and the net result was somewhat higher. As a result of changed management structures in Dansk Supermarked A/S and in F. Salling A/S, these are considered subsidiaries from 1 June 2006 and thus fully consolidated.

For the Shipyard Group the result was very negative.

Danske Bank achieved a net result about 10% above that in 2005. In connection with Danske Bank's acquisition of Finnish Sampo Bank, A.P. Møller - Mærsk A/S participated in a capital increase so that the equity interest remains at 20%.

◆

Expectations for 2007

In 2007 the revenue for the A.P. Moller - Maersk Group is expected to be in the order of USD 50 billion corresponding to DKK 280 billion (USD 44.5 billion corresponding to DKK 265 billion).

For the container business, rates have stabilised at the present low level, but with significant regional differences. The overall market for containerised transport is expected to increase by 8-9%, but for Maersk Line slightly less, as focus is on earnings rather than growth.

Bunker costs are expected to remain at the present level, and total unit costs roughly at the level of 2006. In this light a modestly positive result is expected.

For tankers, rates have generally been lower in the first quarter of 2007 than the average for 2006. For offshore supply vessels and drilling rigs, the market continues to be strong. The overall result for tankers, offshore and other shipping activities is expected to be almost at the same level as that in 2006.

With the present oil price, the earnings from oil and gas activities is expected to be significantly lower than that for 2006. Production is expected to be a little higher, but increasing operating costs, increased exploration activities, and especially considerably higher depreciation, will affect earnings negatively.

For retail activities, a result a little above that in 2006 is expected, and for the Group's interest in Danske Bank a result at the same level as that in 2006 is assumed.

For shipyards and other industrial activities an overall loss, although lower than in 2006, is expected.

For the A.P. Moller - Maersk Group overall, a net result measured in USD is expected to be in the order of USD 3 billion (USD 2.7 billion), corresponding to DKK 17 billion (DKK 16.2 billion). The share of minority interests is expected to amount to USD 0.16 billion (USD 0.11 billion) to DKK 0.9 billion (DKK 0.6 billion) of the result.

The Group's cash flow from operations is expected to be at the level of USD 6 billion (USD 4.1 billion), corresponding to DKK 34 billion (DKK 24 billion). The high investment level continues in 2007, and total net investments are expected to be higher than those in 2006, which amounted to USD 5.5 billion, corresponding to DKK 32.9 billion.

There is considerable uncertainty as to expectations for 2007, especially for the development in container freight rates, volumes transported, the USD exchange rate and oil prices. To illustrate this, an evaluation of the sensitivities is provided in the Financial Report (page 34).

Financial and political environment

The global economy experienced another year with high growth. Overall the world economy grew by 3.6% (3.1%). In the USA growth was almost 3.3% (3.2%), although declining in the last part of the year. In China the economy grew as much as 10.6% (10.2%), in Japan 2.1% (1.9%) and in Europe (the Euro area) 2.7% (1.5%).


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The USD exchange rate declined throughout 2006 and was at the end of the year 10% lower than at the beginning – measured in DKK.



Introduction for new MISE students. In 2006, the A.P. Moller - Maersk Group employed 503 people from 87 countries – selected from 90,000 applicants – for MISE, MISE Finance and MITAS.

On average the USD exchange rate was a little below that in 2005.

In the shipping area focus was on the Government's endeavours to further strengthen Denmark's position as a significant seafaring nation. A number of initiatives were taken, and at the beginning of this year the Danish Parliament commenced discussions in regard to amendments to the special Tonnage Tax Act. With these initiatives, the Danish framework conditions will be at an international level.

It is gratifying that the Danish Government and Parliament continues to support the Danish Maritime Cluster. More than 90% of Danish earnings from shipping are generated between foreign ports. This holds true also for the Maersk fleet.

For such an international business it is important that industry requirements – e.g. technical and environmental – are laid down internationally. The UN's International Maritime Organisation (IMO) plays a pivotal role in this work. This organisation, in which Denmark is very active, has proved to be both fast and efficient when new challenges are to be faced. In fact so efficient that also the USA and EU abstain from establishing divergent national and regional requirements, thus ensuring uniform conditions, regardless of where the vessels call.

Knowledge resources

Education and training of employees is pivotal to the development of the A.P. Moller - Maersk Group.

The Group's trainee programmes contribute significantly to the development of management talent. Besides the general business programme, Maersk International Shipping Education (MISE), a finance programme, MISE Finance, and a technology programme, Maersk International Technology & Science Programme (MITAS), were added in 2006 to strengthen recruitment and training within these functions.

For MISE and MISE Finance, 384 and 69 trainees respectively were admitted from 87 different countries. For MITAS 50 engineers and geologists from 12 different countries were admitted.

In 2006 the Danish ship's officer training programme was adjusted to other long-term higher education with the possibility of obtaining a bachelor's degree after four years. This initiative ensures a future-oriented officers' training of high quality, and is expected to contribute to attracting more young people to the maritime industry.

Information Technology, etc.

In 2005 Maersk Line began the implementation of a new generation of extensive IT systems supporting the sales process including contracts and pricing, order and document handling as well as invoicing and credit management. The overlap between the implementation of these IT systems and Maersk Line's integration of P&O Nedlloyd posed unexpectedly large problems. Since then the systems have been adjusted and further training of employees intensified. In time, the new systems will ensure improved service for customers and administrative advantages.

In 2006, implementation of an extensive IT system commenced in the container business for support of the finance and accounting functions in a broad sense. In 2006 this system was implemented in seven countries. Rollout will continue over the next 2-3 years.

Safety and the environment

The health and safety of our employees as well as safe operation of our activities with respect for the environment is of great importance to the A.P. Moller - Maersk Group. In 2006 a Group HSE function (Health, Safety and Environment) was set up. In cooperation with already existing HSE functions of the business units, this function is to ensure additional focus on health, safety and environment, while minimising accidents in the workplace. Joint seminars and training will be arranged to ensure more know-how and knowledge sharing of the best initiatives.

The A.P. Moller - Maersk Group continues to take initiatives to reduce the consumption of fuel and emission of hazardous substances into the atmosphere. Our seafarers have participated in courses which ensure much attention to the environment and environmental initiatives. Our Energy and Emission Savings Programme (EESP) explores the possibilities of reducing fuel consumption and emission of CO_2, NO_x and SO_2. An example of this is the use of diesel oil with low sulphur content, whereby the emission of sulphur (SO_2) is markedly reduced. Biological diversity is ensured by processing ballast water according to IMO requirements and marine pollution is prevented, among other things, by using environment-friendly paint.

Specific initiatives include:

- The introduction of the world's largest type of container vessel, EMMA MÆRSK, set new standards including reduced environmental impact; for example, together an advanced recovery system for waste heat and an electronically driven engine which together will optimise energy efficiency and contribute to lower emissions. Furthermore, the vessels are equipped with onboard-protected bunker tanks as a means to prevent oil spills.
- The certification of vessels to ISO 14001 environment standard was extended in 2006 to include all owned container vessels, supply vessels, ro-ro vessels, tankers and gas carriers as well as car carriers.
- Environment-friendly, silicone-based anti-fouling paint has been applied to more than 50 vessels, and by the end of 2006 more than 99% of the vessels in the fleet had been painted with unleaded paint.

Within the oil and gas activities the level of safety is considered to be high, also compared to equivalent companies. Continual work is done to maintain and improve conditions, both in terms of health and safety in the workplace, and in terms of procedural safety in production plants, etc. In addition, work is done specifically to minimise the environmental impact of the oil- and gas activities.

Our role in society

To be a good corporate citizen whereever we operate has always been an integral part of the way we conduct our business in the A.P. Moller - Maersk Group. This means that we endeavour to demonstrate constant care and be upright, responsible and environmentally conscious – globally as well as locally. During recent years our business has grown considerably, in size as well as in number of employees, resulting in a need for more visualisation of our values and business principles. Therefore, a number of fundamental business principles were formalised and documented in 2006.

These principles pertain to the following main areas:
- Community
- Employees
- Environment
- Health and Safety
- Security

The principles form the basis of the way the individual business unit of the A.P. Moller - Maersk Group carries on its business, and they describe the Group's basic values and policy in relation to the above-mentioned main areas.

For more detailed information about our business principles reference is made to our website maersk.com



One of A.P. Moller - Maersk's Environmental Supervisors visits the container vessel KAREN MÆRSK in Los Angeles.

Segment information

Revenue	DKK million 2006	DKK million 2005	USD million 2006	USD million 2005
Container shipping and related activities	150,312	128,924	25,275	21,524
Tankers, offshore and other shipping activities	22,191	18,556	3,731	3,098
Oil and gas activities	41,126	27,433	6,915	4,580
Retail activity	43,054	25,331	-	-
Shipyards, other industrial companies, interest in Danske Bank, etc.	14,830	13,510	-	-
Eliminations and unallocated items	- 6,762	- 5,052	-	-
	264,751	208,702		

Profit for the year	DKK mio. 2006	DKK mio. 2005	USD mio. 2006	USD mio. 2005
Container shipping and related activities	- 3,375	7,655	- 568	1,278
Tankers, offshore and other shipping activities	5,734	3,848	965	642
Oil and gas activities	10,119	6,988	1,702	1,184
Retail activity	1,838	1,095	-	-
Shipyards, other industrial companies, interest in Danske Bank, etc.	1,819	1,695	-	-
Discontinued operations	147	404	-	-
Eliminations and unallocated items	- 96	- 1,479	-	-
	16,186	20,206		

Container shipping and related activities

Highlights:	DKK million 2006	DKK million 2005	USD million 2006	USD million 2005
Revenue	150,312	128,924	25,275	21,524
Profit before depreciation, amortisation and impairment losses	9,185	20,483	1,544	3,420
Depreciation, amortisation and impairment losses	9,582	9,003	1,611	1,503
Gains on sale of ships, etc.	1,833	468	308	78
Associates – share of result after tax	42	110	7	18
Profit before integration costs and financial items	1,478	12,058	248	2,013
Integration costs on acquisition	734	1,783	123	298
Profit before financial items	744	10,275	125	1,715
Financial items, net	- 2,329	- 1,146	- 392	- 191
Profit before tax	- 1,585	9,129	- 267	1,524
Tax	1,790	1,474	301	246
Profit for the year	- 3,375	7,655	- 568	1,278
Cash flow from operating activities	1,626	14,976	273	2,500
Cash flow used for investing activities	- 15,263	- 35,066	- 2,566	- 5,854
Fixed assets	108,489	105,041	19,163	16,610
Current assets	51,756	45,200	9,142	7,147
Total assets	160,245	150,241	28,305	23,757
Non-current liabilities	64,782	60,274	11,443	9,531
Current liabilities	49,087	28,922	8,670	4,573
Total liabilities	113,869	89,196	20,113	14,104

The net result for the combined container activities was negative by USD 568 million (positive by USD 1,278 million). The negative development was primarily a consequence of lower rates, higher fuel prices and the fact that the volumes of transported containers did not reach the expected level. The result is affected positively by changed depreciation periods on vessels and containers to the order of USD 600 million. Despite this, depreciation and amortisation have increased by USD 108 million to USD 1,611 million as a result of the assets taken over in connection with the purchase of P&O Nedlloyd as well as other major investments.

The development in the income statement is to a large extent affected by P&O Nedlloyd being included in 2006 for the whole year as compared to the period from 11 August only in 2005.

The revenue increased by approximately 17% to USD 25,275 million, affected positively by the P&O Nedlloyd volumes, but negatively by lower freight rates.

Gains on sale of ships, etc. relate to the sale of 17 older container vessels and a number of containers.

Net financial items increased from USD 191 million in 2005 to USD 392 million, primarily as a result of major investments, including the purchase of P&O Nedlloyd in August 2005.

Tax for the year increased despite a considerably reduced profit before tax, as there was a decline in earnings for the activities subject to tonnage tax where the taxation is increased due to growth in tonnage. Revenue based freight taxes and taxes from activities subject to ordinary corporate taxation are included in the overall taxation.

Cash flow from operating activities, USD 273 million (USD 2,500 million), is affected negatively by the lower operating result, a considerable increase of working capital and payment of integration costs.

Investments amounted to USD 2,566 million (USD 5,854 million). In 2005 USD 2.4 billion relating to acquisitions, primarily the purchase of P&O Nedlloyd, was included.



Maersk Line
In 2006 Maersk Line transported 6.1 million FFE (forty-foot equivalent container units), which was at the same level as the aggregate volumes of Maersk Sealand and P&O Nedlloyd for the whole of 2005.

Thus, development did not live up to expectations for growth in 2006. Customers' getting used to new routes, phasing in of new IT systems and the variations in service delivery occurring in connection with the many initiatives are all contributory causes. In addition, competition has increased considerably as a result of the addition of tonnage exceeding market growth.

Today, our customers generally experience the same service level as before the integration, but this still involves a good deal of manual effort on our part until systems and processes are fully trimmed and optimised. The long-term aim is not only to increase efficiency internally but also to create noticeable improvements for our customers, while in co-operation creating more flexible procedures and documentation requirements where possible.

In 2006 freight rates were under pressure in several trades and the decline in rates was both quicker and more drastic than prompted by market conditions. Maersk Line's average rate was 10% lower than in 2005, excluding surcharge for higher fuel expenses (BAF) – 7% lower including BAF.

The average price of bunker oil was 26% higher than in 2005, corresponding to an increase in fuel expenses of more than USD 700 million. About half of this increase is covered by rate surcharges.

Maersk Line's route network at the beginning of 2006 was arranged to cater for an increase in volumes, which, however, did not materialize. In the second half of the year the route network was adjusted through reduction of the tonnage employed, but the result for the whole year showed higher unit costs for the network than planned.

Integration of P&O Nedlloyd
After extensive planning, the actual integration of P&O Nedlloyd's activities began in the first quarter of 2006. P&O Nedlloyd's fleet of about 170 operated container vessels was merged with Maersk Sealand's approximately 340 vessels, creating a route network with increased coverage and frequency under the name of Maersk Line. 11,000 new colleagues were added. The integration demanded serious efforts from the employees and has been accomplished satisfactorily.

As expected, the integration of P&O Nedlloyd resulted in expenses related to the merger of organisations, commissioning of networks, termination of contracts, various winding-up and shutdown initiatives, etc. The integration and consequent costs were essentially finalised by the end of 2006.

In connection with the purchase of P&O Nedlloyd vessels, newbuilding contracts and time charter contracts were included at market value in the balance sheet, resulting in an increase in depreciation compared with 2005 when P&O Nedlloyd was only included from 11 August.

Synergies related to the acquisition of P&O Nedlloyd were only realised to a modest extent in 2006, but the basis for the synergies has been established and is expected to be realised in the next few years.

Investments
In 2006 Maersk Line took delivery of 17 container vessels, including two of the new EMMA MÆRSK type from Odense Steel Shipyard. Overall, more than 80,000 containers at a cost of USD 430 million were added. As part of the continual renewal of the fleet, 15 older container vessels have been sold, of which some were chartered back for periods of up to five years.

A large number of container vessels have been contracted for delivery in the years to come.

Safmarine operates a broad network, mainly based in Africa, and in 2006 the company experienced a growth in volumes transported of 25% to approximately 560,000 FFE, but lower freight rates and higher fuel expenses affected the result negatively. The result was positive, but below that for 2005. Safmarine sold two container vessels in 2006 at a profit and took delivery of one container newbuilding.

Agencies and service centres
In 2006 the agencies under container activities were characterised to a large extent by the integration of P&O Nedlloyd. The agencies employ a total of 17,000 employees in more than 125 countries and 325 offices to attend to Maersk Line and Safmarine's local sales and operations. The agencies run a number of local activities in support of the liner business, including trucking and depot services.

Six shared service centres in


MAERSK
MAERSK
MAERSK

Operations are handled from the control tower at APM Terminals' newest facility in Zeebrugge, Belgium.

Asia with more than 5,000 employees attend to common tasks for the global organisation.

Maersk Logistics manages and operates the supply chain for a number of Maersk Line's major customers. Management and operation tasks vary in complexity depending on, and aligned with, the needs of individual customers. The service is based on IT solutions to which the customers are offered direct access.

APM Terminals is a business unit with focus on providing a high level of service to a large number of customers in a global network of container terminals. Maersk Line is the largest customer, but APM Terminals serves more than 60 customers in all.

Generally for the market, 2006 was an active year where the total volumes increased by 11% and the average global ratio of utilisation to 80%.

Highlights

(USD million)	**2006**	**2005**
Revenue	2,065	1,504
Profit before depreciation, amortisation and impairment losses (EBITDA)	333	201
Result for the year	99	75
Cash flow used for investing activities	- 1,096	- 475
Total fixed assets	2,802	1,367

APM Terminals is engaged in more than 45 terminals. The volume of containers handled, measured in crane lifts in proportion to APM Terminals' ownership share, was increased by 18% to 28.4 million TEU in 2006, corresponding to a market share of 6.4%.



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2005
2006

In 2006 APM Terminals continued its growth by establishing new container terminals and further developing existing facilities. Concession agreements for Cai Mep (Vietnam), Le Havre (France), Aqaba (Jordan) and Maasvlakte 2 (The Netherlands) were concluded. In addition, APM Terminals took over the operation of container terminals in the ports of Apapa (Nigeria) and Kahlifa Bin Salman (Bahrain). APM Terminals' new container terminals in Zeebrugge (Belgium) and Mumbai (India) handled their first vessels.

The large terminal project in Portsmouth, Virginia is proceeding according to plan. The terminal is expected to be put into service in the third quarter of 2007.

Safety is still a high priority and significant efforts have been made in this area. This resulted in fewer accidents on a global level. In recognition of the high operation and service standard of the terminals, APM Terminals was in 2006 presented the award for "Best Global Terminal Operator" by the readers of Containerisation International.

As expected, financing expenses and start-up costs related to the major investments in new terminals affected the result for 2006, which was however higher than for 2005.

Maersk Container Industri
The production in Tinglev was phased out as planned in 2006 and fortunately many of our ex-colleagues succeeded in finding new employment in the area.

In Qingdao, China, Maersk Continer Industri produced 22,000 reefer containers, and in Dongguan, also in China, the manufacture of dry cargo containers commenced in the second half of 2006. The overall result was negative as expected.



MAERSK NAUTILUS (capacity of 308,000 dwt) in the Singapore Strait, carrying crude oil from Qatar and Saudi Arabia to South Korea. It is the first in a series of nine crude carriers for delivery 2006-2009.

Tankers, offshore and other shipping activities

Highlights:	DKK million 2006	DKK million 2005	USD million 2006	USD million 2005
Revenue	22,191	18,556	3,731	3,098
Profit before depreciation, amortisation and impairment losses	6,849	5,980	1,152	998
Depreciation, amortisation and impairment losses	2,030	2,627	341	439
Gains on sale of ships, rigs, etc.	2,023	1,170	340	195
Associates - share of result after tax	16	9	3	2
Profit before financial items	6,858	4,532	1,154	756
Financial items, net	- 626	- 535	- 105	- 89
Profit before tax	6,232	3,997	1,049	667
Tax	498	149	84	25
Profit for the year	5,734	3,848	965	642
Cash flow from operating activities	5,718	4,952	961	827
Cash flow used for investing activities	- 6,994	- 6,856	- 1,176	- 1,145
Fixed assets	38,845	34,946	6,861	5,526
Current assets	14,396	12,107	2,543	1,914
Total assets	53,241	47,053	9,404	7,440
Non-current liabilities	21,165	16,114	3,738	2,548
Current liabilities	8,323	4,896	1,470	774
Total liabilities	29,488	21,010	5,208	3,322

The overall result for the segment was USD 965 million (USD 642 million). The result was affected positively by a change in depreciation periods of about USD 100 million. Gains on sale of vessels and rigs are included with USD 340 million (USD 195 million). Cash flow from operating activities amounted to USD 961 million (USD 827 million) and cash flow used for investing activities USD 1,176 million (USD 1,145 million). Investments especially include tankers with USD 172 million and drilling rigs etc. with USD 658 million.

Maersk Tankers operates a total of 85 vessels (own and chartered) within product, crude oil, gas, LNG and car carriers. Maersk Tankers is market leader in a number of product tanker and gas tanker segments.

The result for tanker activities was well above the 2005 level, primarily as a consequence of higher gains on the sale of vessels and the effect of changed depreciation periods. Before these items the result was approximately at the level of the previous year.

The markets for our product tankers developed positively in 2006 with rates above or at the level of 2005, prompted by higher oil prices and a strong market to the USA during the summer. However, the positive development was curbed by the mild weather at the end of the year, which affected the rates negatively. The result for the year was below that for 2005 due to sale of fewer vessels. Before gains on sales the result was above that for 2005.

In 2006 there were major fluctuations in the market for transport of crude oil, with a strong autumn market followed by a market in the fourth quarter uncharacteristically weak for the season. The result for crude oil carriers for 2006 was considerably above that of the previous year, mainly as a result of gains on the sale of two vessels.

For gas carriers 2006 began with higher rates as a result of a high demand in the USA and the Far East. The positive start was however replaced by declining markets during the year, especially for the large gas carriers. The result, which was affected positively by the sale of vessels, was above that for 2005.




MÆRSK
INSPIRER

After having completed three wells in the UK, the jack-up drilling rig MÆRSK INSPIRER proceeded to Norway for conversion into a combined drilling and production unit.

With two vessels on long-term contracts and an additional six on order the LNG segment was also affected by considerable expenses related to the newbuilding programme in 2006.

In 2006, Maersk Tankers took delivery of ten vessels: five product tankers, two car carriers, two gas carriers and one LNG vessel. The continued growth of the tanker activities has been ensured, among other things by contracting an additional three gas carriers and six product tankers to the existing newbuilding programme, now counting 38 own vessels and a number of chartered newbuildings for delivery in the next few years.

Car carriers, which are all employed on long-term contracts, achieved a satisfactory result for the year, somewhat above that for 2005.

In January 2007 an agreement was entered into between Höegh Autoliners and A.P. Moller - Maersk for common operation of the entire fleet of the parties consisting of a total of 67 car carriers under the name of Höegh Autoliners.

Maersk Contractors

All of Maersk Contractors' market segments developed positively in 2006 and almost full employment was achieved for drilling rigs and floating production units. For existing rigs as well as rigs under construction Maersk Contractors concluded contracts with high day rates and durations of 12-48 months.

The result for Maersk Contractors was considerably above that for 2005, affected positively by the higher rates and the changed depreciation periods and negatively by increased operational and financial costs.

At the end of 2006 Maersk Contractors employed nine jack-up drilling rigs, one semi-submersible drilling rig, ten drilling barges and three floating production units. In addition, Maersk Contractors have had management contracts for two semi-submersible rigs and two drilling barges. Furthermore, Egyptian Drilling Company (50% joint venture with Egyptian General Petroleum Corporation) operates 48 land rigs and six offshore jack-up rigs.

In 2006 Maersk Contractors declared an option for construction of a third deep-sea semi-submersible drilling rig at Keppel FELS shipyard in Singapore with expected delivery in 2010 and purchased two additional modern jack-up drilling rigs under construction at the Jurong shipyard in Singapore. The total drilling newbuilding programme now includes six jack-up drilling rigs and three deep-sea semi-submersible drilling rigs. Contracts for three of these jack-up drilling rigs and two semi-submersible drilling rigs have been secured.

In 2006 Maersk Contractors was awarded a significant contract for the construction of a floating production unit with subsequent production for a minimum of seven years at the Vincent Field, offshore Western Australia, for Woodside Energy Ltd. In addition, two projects in Norway, an FPSO and a rig converted into a production platform, are planned to commence production during 2007.


MARSK
INSPIRER

The supply vessel MÆRSK ACHIEVER with a new crane rated to operate down to water depths of 2,500 metres.

Maersk Contractors continues customer co-operation on minimising risks for employees and the environment through efforts at all levels of the organisation. Maersk Contractors' safety statistics in 2006 were not satisfactory, although at the level of comparable companies.

Maersk Supply Service
The supply vessels experienced a constant high level of activity in the global markets in 2006, resulting in reasonable rates and high utilisation ratio for all types of vessels. As a result of the higher rates the financial result was considerably above that for 2005.

Despite great and increased efforts safety was only improved marginally compared with 2005. In 2007 focus will be on education with a view to improving safety onboard vessels.

In 2006 Maersk Supply Service took delivery of three newbuildings: one anchor-handling vessel and two platform supply vessels. Two vessels were sold in 2006, and at the end of the year the fleet consisted of 57 vessels.

In 2006 newbuilding orders were placed for 14 anchor handling vessels and two platform supply vessels, all with double hull and protected bunker tanks, for delivery in the period 2008-2010.

The SvitzerWijsmuller Group, with activities mainly in towage, salvage and offshore support, continued its growth through new port and terminal contracts, a high level of activity in salvage operations and strong offshore markets.

The result for 2006 was higher than that for 2005.

In July 2006 SvitzerWijsmuller made a conditional bid for 100% of the shares in the Australian tugboat company Adsteam Marine Limited with primarily towing activities in Australia and Great Britain. The bid amounts to approximately DKK 3 billion.

The British competition authorities approved the transaction in February 2007, and the bid was made unconditonal. SvitzerWijsmuller has per 15 March acquired the majority and subsequently secured 96% of the share capital. The activities in Liverpool of Adsteam Marine Limited will be divested as part of the takeover.

In accordance with the latest financial report (per 31 December 2006) Adsteam Marine Limited had fixed assets of DKK 3.4 billion, current assets of DKK 0.4 billion and liabilities of DKK 2.2 billion. Excess price from the takeover is expected to be about DKK 1.4 billion before purchase price adjustments of assets and obligations primarily related to rights and goodwill.

Norfolkline B.V. is an operator in ferry and ro-ro services as well as logistics in Europe.

The market developed reasonably with increasing cargo volumes, although the rates were generally under pressure due to increasing competition. The rising fuel prices had a negative effect on the result, which was partially compensated for by the declining US dollar.

The new ro-ro terminal in Vlaardingen (Rotterdam) was ready for operation late in the year, and all the activities were moved from the existing terminal in Scheveningen (the Hague). The second and third of a total of three new combined ro-ro and passenger ferries were commissioned. The company's activities in container freight were sold in October 2006 to DFDS A/S.

The result for 2006 was a little higher than that for 2005, partly due to non-recurring income from the sale of the container activities.



Oil and gas activities

Highlights:	DKK million 2006	DKK million 2005	USD million 2006	USD million 2005
Revenue	41,126	27,433	6,915	4,580
Profit before depreciation, amortisation and impairment losses	35,102	23,641	5,902	3,947
Depreciation, amortisation and impairment losses	6,724	5,331	1,131	862
Gains on sale of fixed assets	70	-	12	-
Profit before financial items	28,448	18,310	4,783	3,085
Financial items, net	- 609	211	- 102	35
Profit before tax	27,839	18,521	4,681	3,120
Tax	17,720	11,533	2,979	1,936
Profit for the year	10,119	6,988	1,702	1,184
Cash flow from operating activities	14,570	11,012	2,450	1,838
Cash flow used for investing activities	- 6,690	- 19,378	- 1,125	- 3,075
Fixed assets	40,358	39,384	7,129	6,228
Current assets	9,821	11,210	1,735	1,773
Total assets	50,179	50,594	8,864	8,001
Non-current liabilities	25,103	28,730	4,434	4,543
Current liabilities	7,957	6,962	1,405	1,101
Total liabilities	33,060	35,692	5,839	5,644

The overall result for 2006 for the Danish and international oil and gas activities was USD 1,702 million (USD 1,184 million). The result, which was considerably above 2005, was affected positively by higher oil prices, whereas increased costs, depreciation, and not least taxes and government shares had the opposite effect.

Revenue increased by 51% to USD 6,915 million, affected positively by the activities acquired in 2005 in Great Britain and higher oil prices and negatively by increased government share of the production in Qatar.

Depreciation, amortisation and impairment losses amounted to USD 1,131 million (USD 862 million). In 2005 impairment losses relating to the oil activities in Great Britain of USD 500 million was included. When disregarding this the increase was USD 769 million which predominantly relates to ordinary depreciation on the activities acquired in 2005. Tax amounted to USD 2,979 million, an increase of 54% compared with 2005, and corresponding to an effective tax percentage of 63.6 (62.1).

With the expected higher level for oil prices, the part of previously unrecognised deferred tax assets, which is now expected to be realised, is included with positive effect of approximately net USD 400 million. In return an increase in deferred taxes of approximately USD 400 million as a result of higher taxes on oil recovery in Great Britain is recognised in the income statement.

Total investments in 2006 amounted to USD 1,125 million, considerably below the level of 2005 (USD 3,075 million) where the purchase of oil interests in the British sector of the North Sea amounted to USD 2,787 million. The most important investments in 2006 pertained to the extensive further development of the Al Shaheen Field in Qatar as well as continued development of the oil and gas fields in the Danish and British sectors of the North Sea.

In the Danish sector of the North Sea Mærsk Olie og Gas AS produced 106 million barrels of crude oil (113 million) as operator for Dansk Undergrunds Consortium (DUC). A.P. Moller - Maersk's 39% interest in this amounted to 42 million barrels. The decline in oil production can be seen mainly as reflection of a declining production for a number of fields. Overall DUC gas sales in 2006 amounted to 8.9 billion m³ (unchanged from 2005). The average price for Brent crude oil, the


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In 2006, Maersk Oil established the M-Pact centre (Maersk Planning Advisory & Collaboration Team). It allows professionals to share information and develop ideas in a virtual network across the organisation.

marker price for DUC's oil, was about USD 65 per barrel (USD 54) in 2006.



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During 2006 four to five drilling rigs on average drilled a total of 19 new wells for Maersk Oil in the Danish sector of the North Sea primarily for production. At the beginning of 2007, there were ongoing or planned developments on the Halfdan, Tyra South-East, Valdemar, Dan, Harald and Kraka fields, among others.

In the Danish sector of the North Sea, DUC invested about USD 779 million (USD 570 million) in further development of the fields. The A.P. Moller - Maersk Group's share of this amounted to USD 304 million (USD 222 million).



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Oil/Gas consumption
Oil production
Gas production

The graph shows DUC's production of crude oil and natural gas as well as total consumption in Denmark in tons of oil equivalents (t.o.e.).

In 2006, the A.P. Moller - Maersk Group and partners were awarded three new exploration licences in the Danish sector of the North Sea, with Maersk Oil as operator.

Internationally, Maersk Oil participates in production activities in Qatar, Great Britain, Algeria and Kazakhstan. In addition, Maersk Oil participates in exploration activities in the North Sea (Denmark, Norway, Great Britain, Germany), North Africa (Algeria and Morocco), West Africa (Angola), Central Asia (Turkmenistan), the Middle East (Qatar and Oman) and South America (Brazil, Colombia and Surinam). New agreements were concluded in 2006 on participation in offshore exploration activities in the USA (Mexican Gulf) and Angola, which are to take place primarily in deep water.

At the end of 2006, the A.P. Moller - Maersk Group has exploration programmes to be carried out over the next 2-3 years totalling about USD 600 million.

In Qatar, where Maersk Oil has the concession and is operator, Maersk Oil's share of oil production in 2006 amounted to approximately 26 million barrels (unchanged compared with 2005). The further development of the Al Shaheen field, which was approved at the end of 2005, is in progress and will entail total investments of more than USD 6 billion during the period 2006-2011. Compared with original expectations this is an increase of approximately 20%, due especially to a considerable rise in prices for the plant and rate increases on drilling rigs. Based on the contract provisions the increase is not expected to affect the profitability of the project to any noticeable extent. The total oil production from the Al Shaheen Field is planned to be gradually increased from its present level of approximately 270,000 barrels per day to approximately 525,000 barrels per day at the end of 2009.

In Great Britain, in November 2005 Maersk Oil took over various shares of concessionary rights to ten producing fields, a number of minor oil and gas finds and an exploration portfolio from Kerr-McGee Corporation. In 2006, Maersk Oil's share of the oil production amounted to approximately 15 million barrels (1.9 million barrels for the period 17 November – 31 December 2005) and a small volume of natural gas. Development and exploration activities are proceeding. The Dumbarton Field, in which Maersk Oil has a 70% interest and is operator, went onstream in January 2007. The Affleck Field is expected to go onstream around the turn of the year 2007/2008.

In Algeria, Maersk Oil participates in a group with Anadarko as operator in co-operation with the government owned oil company Sonatrach. In 2006 Maersk Oil's share of production was about 12 million barrels (11 million). Further development of producing fields and new fields is proceeding. The Algerian government has introduced further taxation of oil income with effect from 1 August 2006. The contract between the Algerian authorities and Maersk Oil Algeria and its partners includes provisions about protection of the financial balance between the parties.

In Kazakhstan, where Maersk Oil is operator of two licences, the share of oil production in 2006 amounted to about 0.8 million barrels (0.9 million).


Min
I: 4520.00
X:18317.00
T: 6000.00
Mode:Seed Poi
Vol:westg_out
6200
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5800

Retail activity

Highlights:	DKK million 2006	2005
Revenue	43,054	25,331
Profit before depreciation, amortisation and impairment losses	2,521	1,336
Depreciation, amortisation and impairment losses	483	269
Gains on sale of fixed assets, etc.	79	-
Associates – share of result after tax	107	345
Profit before financial items	2,224	1,412
Financial items, net	235	101
Profit before tax	2,459	1,513
Tax	621	418
Profit for the year	1,838	1,095
Of which attributable to A.P. Møller - Mærsk A/S	1,331	1,128
Cash flow from operating activities	2,577	1,190
Cash flow used for investing activities	- 1,488	- 875
Fixed assets	12,090	7,944
Current assets	19,927	9,203
Total assets	32,017	17,147
Non-current liabilities	1,596	509
Current liabilities	14,161	7,894
Total liabilities	15,757	8,403

Figures for Dansk Supermarked Group are until 31 May 2006 included pro rata by a 50 percent share and by 18 percent under associated companies. From 1 June 2006 Dansk Supermarked Group and F. Salling A/S are fully consolidated. The financial figures for 2006 are thus not directly comparable to 2005. A.P. Møller - Mærsk A/S' share of the result is not affected by the change.

Retail activity includes Dansk Supermarked (Bilka, Føtex, Netto Denmark, Netto England, Netto Germany, Netto Poland and Netto Sweden) and F. Salling A/S and as an associated company Ejendomsaktieselskabet af 18. august 1958.

Following the death of Mr. Herman Salling in early 2006, the management structures in Dansk Supermarked A/S and F. Salling A/S were changed. These companies are from 1 June 2006 included as subsidiaries of A.P. Møller - Mærsk A/S.

The economic development in Denmark has affected revenue and earnings in the Danish market for convenience goods positively. The European markets have seen positive market trends and continued growth for discount stores. The continued concentration in the retail trade implies increased competition in all major markets.

In 2006 Dansk Supermarked established 75 new stores, of which 64 are outside Denmark. The total number of stores is now 1,125.

Compared with 2005 Dansk Supermarked has experienced a growth in revenue and earnings. Improvement of the result before financial items relates to the Danish as well as foreign activities. Netto Sweden had a negative result as expected.

The A.P. Moller - Maersk Group's share of the result for the year was DKK 1,331 million (2005 DKK 1,128 million).

Cash flow from operating activities amounted to DKK 2,577 million (DKK 1,190 million).

With effect from 1 January 2007 Netto Sweden has divested the stores in the Stockholm area to ICA AB. At the same time, Dansk Supermarked A/S' ownership share in Netto Sweden increased from 50% to 95% through capital contribution.

The Salling foundations and A.P. Møller - Mærsk A/S are engaged in a simplification of the present ownership in Dansk Supermarked A/S. The change will mean that A.P. Møller - Mærsk A/S will own 67.68% of the shares in Dansk Supermarked A/S directly. At present A.P. Møller - Mærsk A/S owns 50% of the shares in Dansk Supermarked A/S directly and 17.68% indirectly through its shares in F. Salling A/S and Ejendomsaktieselskabet af 18. august 1958.



Two of the world's largest container vessels at the Lindø Yard.



Shipyards, other industrial companies, interest in Danske Bank, etc.

Highlights:	DKK million 2006	2005
Revenue	14,830	13,510
Profit before depreciation, amortisation and impairment losses	- 898	- 637
Depreciation, amortisation and impairment losses	826	486
Gains on sale of companies, etc.	235	1
Associates – share of results after tax	2,718	2,575
Profit before financial items	1,229	1,453
Financial items, net	113	34
Profit before tax	1,342	1,487
Tax	+ 477	+ 208
Profit for the year	1,819	1,695
Cash flow from operating activities	311	3,375
Cash flow used for investing activities	- 3,083	- 2,914
Fixed assets	23,538	20,092
Current assets	5,973	8,577
Total assets	29,511	28,669
Non-current liabilities	1,607	2,648
Current liabilities	11,339	10,434
Total liabilities	12,946	13,082

The overall result is affected negatively by impairment losses and provisions.

In 2006 cash flow from operating activities is affected negatively because the Shipyard Group did not receive prepayment for new orders to the same extent as in 2005.

The Odense Staalskibsværft Group

In 2006 the Odense Staalskibsværft Group showed a considerably negative result at the level of 2005. Cash flow from operating activities was also negative.

During the year, the Shipyard Group has delivered two 7,000 TEU and two 11,000 TEU as well as three 4,000 TEU Panamax container vessels to Maersk Line.

With the container vessels EMMA MÆRSK from the Lindø Yard and MAERSK BOSTON from Volkswerft Stralsund, the Shipyard Group has set new standards for size and reduced environmental impact. Development and production of these types of vessels have been possible through a close co-operation between employees and companies within the Shipyard Group as well as the customer A.P. Møller - Mærsk A/S.

In 2006, the Lindø Yard received orders for three patrol vessels for the Danish Navy and four anchor-handling vessels to A.P. Møller - Mærsk A/S for Volkswerft in Germany. Baltija Shipbuilding Yard Ltd. in Lithuania and Loksa



Shipyard Ltd. in Estonia have continued as subcontractors to the Shipyard Group.

In January 2007 Odense Staalskibsværft A/S sold all shares in Ejendomsselskabet Lindø A/S and Munkebo Forsyningsselskab to Maersk A/S for a total of DKK 726 million. The sale has not had any accounting effect on the A.P. Moller - Maersk Group.

In 2006 **Star Air A/S**, which is engaged in airfreight operations including primarily contract flying for United Parcel Service (UPS) in Europe, carried out a planned expansion of the operated aircraft fleet resulting in a reasonable increase in revenue as well as result.

The 50% owned **Martinair Holland N.V.** is engaged mainly in airfreight and charter service with passengers based in Amsterdam. The result for 2006 was modest.

The Rosti Group produces plastic components and PET bottles. The ordinary operations showed progress. The result after tax was moderately positive. The main business, Technical Plastics, showed progress. The PET division incurred a loss as a result of higher prices for raw materials and a weak market.

As a result of increased sales in Technical Plastics, investments have been made in a new factory in China for commissioning in 2007.

The A.P. Moller - Maersk Group owns 20% of the shares in **Danske Bank**, the largest Danish bank with activities in Denmark, Sweden, Norway, Ireland, Northern Ireland and Finland.

In connection with Danske Bank's acquisition of the Finnish Sampo Bank, in November 2006 A.P. Møller - Mærsk A/S participated in a capital increase with DKK 2,941 million, leaving the ownership share unchanged at 20%.

The result for 2006 was DKK 13.5 billion (DKK 12.8 billion) of which 20%, corresponding to DKK 2,716 million, is included in the A.P. Moller - Maersk Group.

In cash flow from operating activities only dividend from Danske Bank is included with DKK 1,280 million (DKK 1,005 million).

Salamis Group Limited

In 2006 the offshore service company Salamis in Great Britain was sold at a profit.

Discontinued operations

Highlights:	DKK million 2006	2005
Revenue	1,036	2,493
Costs including impairment losses*	1,172	2,218
Gains on sale of undertakings, etc.	172	286
Profit before financial items	36	561
Financial items, net	75	- 175
Profit before tax	111	386
Tax	+ 36	+ 18
Profit for the year	147	404
Cash flow from operating activities	258	250
Cash flow from investing activities	1,622	152

* Includes for 2005 reversal of impairment losses DKK 624 million.

In 2006 the **Maersk Aviation Group** achieved a positive operating result. During the year a number of aircraft were sold.

During the year, the **Roulunds Group** sold Roulunds Rubber A/S, which produces automotive and industrial V-belts, and the domicile property in Odense was subsequently sold. In February 2007 Codan Gummi was also sold. The remaining activity, Codan Tech, is planned to be sold within the foreseeable future.

Unallocated items

Highlights:	DKK million 2006	2005
Other operating income	71	7
Costs including depreciation and amortisation, etc.	582	616
Value adjustment of oil price hedges	- 653	- 214
Profit before financial items	- 1,164	- 823
Financial items, net	641	- 878
Profit before tax	- 523	- 1,701
Tax	+ 216	+ 130
Result for the year	- 307	- 1,571

Unallocated items include costs, adjustment of provisions, depreciation, amortisation and financial items that are not attributed to business segments. Furthermore Group Oil Tradings' trading activity is included on a net basis in the form of purchase of bunker and lubricating oil on behalf of companies in the A.P. Moller - Maersk Group and hedging activities in Group Oil Trading that are not allocated to any segments, including value adjustments on hedging instruments with net expenses of DKK 465 million after tax (net expenses DKK 155 million). The financial items include fair value adjustment of bonds and other securities with positive DKK 1,034 million (negative DKK 1,632 million) as well as exchange rate adjustment of certain financial balances with negative DKK 360 million (positive DKK 845 million).

A.P. Moller - Maersk Group Financial Report

In parenthesis the corresponding figures for 2005

Income statement
The A.P. Moller - Maersk Group's result for the year was DKK 16,186 million (DKK 20,206 million).

Depreciation, amortisation and impairment losses, etc. amount to DKK 19,637 million (DKK 17,755 million).

The depreciation periods applied have been changed in that they have generally been extended for vessels and rigs to 20 years and for containers to 12 years, cf. the Accounting Policies. The effect of the change is a reduction of depreciation in the order of DKK 4.4 billion. Excluding this, there has been an increase in depreciation, amortisation and impairment losses in the order of DKK 6.3 billion. A considerable part of this increase relates to ordinary depreciation on property, plant and equipment and intangible assets in the companies acquired in 2005.

Tax
The companies in the A.P. Moller - Maersk Group are taxed under different systems dependent on location and activity. For some of the Group's activities, special tax rules apply. As a general rule, the shipping activities are subject to a tonnage-based or similar tax system, under which the computation of taxable income includes an amount calculated on the basis of the fleet's tonnage. Furthermore, freight tax is paid in certain countries, calculated on the basis of the gross freight income in these countries.

In most countries, the oil and gas activities are subject to a special hydrocarbon tax, which is often considerably higher than the normal corporation tax. Furthermore, the Danish Government receives 20% of the result before tax from the Danish sector of the North Sea computed according to fiscal rules. This is treated as tax in the financial statements. In other countries, the government receives a share of the oil production in addition to the tax payment. These government shares are excluded from the revenue.

In 2006, the total tax charge of the A.P. Moller - Maersk Group was DKK 19,922 million (DKK 13,223 million). The total effective tax rate was approximately 55% against approximately 40% in 2005. The increase in the tax rate is primarily due to considerably higher taxes on the oil and gas activities and negative result in the container activities under tonnage taxation with no tax deduction for losses.

Of the total tax charge, Danish tax payable constitutes DKK 12.2 billion (DKK 9.1 billion) of which DKK 7.9 billion (DKK 5.5 billion) is special hydrocarbon tax and profit share to the Danish Government.

An increased tax rate on income from oil production in Great Britain has resulted in an increase in the deferred tax of approximately USD 400 million as of 1 January 2006.

The expected higher level for oil prices implies that with effect from 1 January 2006 the Group has recognised the expected realisable part of previously unrecognised tax assets, in total approximately USD 400 million, which was previously only disclosed in the notes.

Currency
The financial statements are presented in DKK (presentation currency). For most primary activities within shipping and energy, USD is the functional currency, meaning that the carrying amount of the fixed assets, and thus the depreciation and amortisation, is maintained in USD. For other activities, including land-based container activities and terminal activities, the functional currency is usually the local currency of the activities in question. For the segments where the primary functional currency is USD, segment figures are stated in both DKK and USD. The comments on these segments relate to the USD figures. For other segments, figures are stated in DKK alone. Based on revenues approximately 80% of the A.P. Moller - Maersk Group's activities have USD as the functional currency.

Balance sheet
As at 31 December 2006 total assets amount to DKK 313,695 million (DKK 285,548 million). Of the increase about DKK 12 billion relates to the Dansk Supermarked Group and F. Salling A/S, which from 1 June 2006 are fully consolidated against previously 50% proportionate consolidation and treatment as an associated company respectively.

In 2006, intangible assets of DKK 21,883 million were reduced by DKK 6,055 million, primarily relating to the amortisation for the year and negative exchange rate adjustments.

Property, plant and equipment of DKK 167,308 million increased by DKK 18,621 million in 2006. Of this addition, DKK 44,316 million relates to the investments for the year and DKK 6,570 million to full consolidation of the Dansk Supermarked Group, F. Salling and others.

DKK 15,141 million has been deducted in respect of depreciation and write-downs for the year, DKK 3,796 million in connection with disposals and DKK 14,672 million in connection with exchange rate adjustments as a result of the lower US dollar exchange rate.

Shares in associated companies amount to DKK 21,783 million (DKK 21,779 million). There has been an addition concerning Danske Bank of DKK 2,941 million and disposal concerning F. Salling A/S of DKK 3,217 million after becoming a subsidiary on 1 June 2006.

Total liquid funds, consisting of marketable securities and cash and cashequivalents, amounts to DKK 43,838 million (DKK 34,170 million) at 31 December 2006. A considerable part of the increase, about DKK 8 billion, is due to full consolidation of the Dansk Supermarked Group and F. Salling A/S. Total interest-bearing debt and finance lease obligations is DKK 104,530 million at 31 December 2006 compared with DKK 91,957 million in 2005.

Deferred tax amounts to DKK 12,583 million (DKK 11,173 million) at 31 December 2006. A considerable part of the increase is due to the increase in taxes on oil income in Great Britain.

Deferred tax asset is included with DKK 4,060 million (DKK 1,309 million). A considerable part of the amount and of the increase is due to a tax asset in the Danish oil and gas activity related to field specific tax losses that can be carried forward and additional unutilised tax allowances in the calculation of the special hydrocarbon tax.

The equity is DKK 136,711 million (DKK 124,083 million). The increase includes the profit for the year of DKK 16,186 million and increase in minority interests with DKK 6,117 million as regards the effect of full consolidation of the Dansk Supermarked Group and F. Salling A/S. Dividend of DKK 2,429 million and exchange rate adjustment of DKK 9,691 million are deducted, pri-marily as a result of the lower US dollar exchange rate.

Cash flow from operating activities amounts to DKK 24,220 million (DKK 33,329 million).

Cash flow from operating activities is affected by an increase in funds tied up in working capital, including outstanding receivables in container activities in particular.

Cash flow from net investments in fixed assets amounts to DKK 32,891 million (DKK 62,696 million).

Net borrowing amounts to DKK 14,299 million (DKK 24,637 million).

Total liquid funds amount to DKK 22,888 million (DKK 19,264 million).

Legal disputes, etc.
The A.P. Moller - Maersk Group is involved in a number of legal disputes.

The A.P. Moller - Maersk Group is also involved in tax disputes in certain countries. Some of these disputes involve considerable amounts.

None of the above mentioned disputes are expected to have any noticeable effect on future results.

Pensions, etc.
As an employer, the A.P. Moller - Maersk Group participates in pension plans according to the usual practice in the countries in which the A.P. Moller - Maersk Group operates.

As a main rule, pension plans in the A.P. Moller - Maersk Group are contribution based plans where contributions are recognised in the income statement on an accrual basis. In a number of companies there are defined benefit plans, where retirement benefits are based on length of service and salary level. In certain countries these defined benefit plans also include payment for medical expenses, etc.

The actuarial net liability in relation to these defined benefit plans amounted to DKK 3,230 million (DKK 3,554 million) which is included in the financial statement at 31 December 2006.

Pension and medical plans which – as part of collective agreements – have been entered into together with other entities (the so-called multi-employer plans) are treated as other pension plans. Such plans of the defined benefit type are treated as defined contribution plans, when sufficient information for calculating the individual company's share of the obligation is not available. The Group's contribution to such plans is significant, and underfunding in some schemes may result in increased contributions in the future – cf. note 15.

Leasing agreements
As part of the Group's activities customary leasing agreements are concluded, especially with regard to:
- chartering of vessels
- hire of containers and other equipment
- lease of land for container terminals, etc.
- lease of buildings, premises and other equipment

Assets held under finance leases are included in the financial statements in the same way as owned assets.

Assets held under operating leases are not included in the Group's balance sheet, but the lease payments are included in the income statement with the expenses that relate to the year. Such operating leases have terms of a few months to seven years for vessels and containers and up to 50 years for land.

Operating leases are disclosed in note 18.

Risks
Freight rates and cargo volumes
The shipping activities are very sensitive to economic fluctuations. Freight rates and cargo volumes are sensitive to developments in international trade including the geographical distribution and the supply of tonnage.

In 2006, total volumes of 6.7 million FFE were transported by Maersk Line (including P&O Nedlloyd) and Safmarine – unchanged from 2005 – and the average freight rate amounted to approximately USD 2,567 per FFE (USD 2,840) excluding surcharge for higher fuel expenses.

The Group's net result is very sensitive to changes in volumes and rates. Assuming "other things being equal", the following sensitivities illustrate this (effect on net result based on expected 2007 figures):
- 1% increase/reduction of the average container freight rates USD 185 million
- 1% increase/reduction of the average volumes USD 100 million

Currency
Income from shipping and oil activities is mainly denominated in USD, and expenses are incurred in a wide range of currencies, including USD and USD-related currencies, DKK, EUR, JPY, GBP, etc.

As a main rule, a high USD exchange rate "other things being equal" will have a positive effect on the A.P. Moller - Maersk Group's net earnings measured in both DKK and USD and the Group's equity. Measured in USD a rising USD exchange rate will have a negative effect on the Group's equity.

To limit currency exposure the USD based activities are financed primarily by loans in USD and forward purchase of the various currencies is made for partial hedging of the net cash flow for the coming period of up to 12 months.

An average change in the USD exchange rate of 10%, compared with all other, non-dollar related currencies, will as a rule-of-thumb and assuming "other things being equal" have an effect on the result for 2007 in the area of DKK 1.5 billion, including the effect of the above hedge activities.

Oil prices
The earnings of the oil and gas activities are sensitive to developments in crude oil prices, resulting in increased earnings with an oil price increase. The effect of this is, however, limited by taxes and government shares, some of which increase progressively with increasing earnings or oil prices.

For shipping activities, not least container shipping, bunker oil is a considerable expense.

An increasing bunker price, especially in the short term, is only partially compensated through surcharges to the freight rates via the so-called Bunker Adjustment Factor (BAF) and will therefore affect earnings negatively.

As a rule-of-thumb the oil price sensitivity's short term effect "other things being equal" on the result after tax for the oil and gas activities and the container activities, after BAF, can be illustrated as follows – before the effect of oil price hedges (expected 2007 figures):
- Positive effect for the oil and gas activities of an increase in the crude oil price of USD 1 per barrel: USD 37 million.
- Negative effect for the container activities of an increase in the bunker oil price corresponding to USD 1 per barrel: USD 44 million.

A.P. Moller - Maersk Group Financial Report

In parenthesis the corresponding figures for 2005

For the A.P. Moller - Maersk Group the overall net effect of an oil price increase will thus be negative in the short term and at the present oil price level, provided that the difference between the crude oil price and bunker oil price (the so-called crack) remains unchanged. Negative effect of a possible decline in oil prices/-narrowed crack is sought to be reduced through oil price hedges.

The price difference between crude oil and bunker oil has varied over time, cf. the graph below. As the crude oil price is usually higher than the corresponding bunker oil price, an increased price difference will usually have a positive effect on the A.P. Moller - Maersk Group's earnings, and a reduced price difference a negative effect.

In the case of major fluctuations in the oil price the crack has varied historically in that an increasing oil price normally implies increased crack and a declining oil price a narrow crack. This and the fact that fluctuations in bunker oil prices in the long term are expected, to a much larger extent, to settle in the freight rates, also for container vessels, imply that the long-term effect of a rise in oil prices is expected to be positive.


0
-5
-10
-15
-20
-25
-30
2001
2002
2003
2004
2005
2006

* Difference between bunker price and crude oil price measured in USD/barrel.

For tankers and other shipping an increase in the bunker oil price also has a negative effect on costs, although to a much lesser extent, as part of tonnage is on time charter where bunkers are paid by the charterer, and as the rates for crude oil tankers (the so-called world scale rates) are adjusted for bunker prices.

The above does not take into account any indirect effects, e.g. on rig rates, supply vessel rates, tanker rates or other costs.

Purchase of bunker and lubricating oil, sale of crude oil, management of oil price risk and conclusion of oil price hedges take place for the A.P. Moller - Maersk Group in one organisation; Group Oil Trading.

To limit the oil price risk, various oil price hedges are entered into, primarily option contracts. In certain situations contracts for direct hedging of the net difference between the crude oil price and the price of bunker oil (crack) are entered into.

The net result of oil price hedges directly related to a given segment is allocated to this segment. The result of more general oil price hedges entered into for the Group as a whole are allocated to "unallocated" in the accounts.

Contracts that are entered into for oil price hedging but do not meet the formal accounting requirements are measured at market value and fluctuations are included in the income statement, cf. Accounting Policies.

Other risks

Furthermore, earnings in the oil and gas activities are very sensitive to changes in taxation. The negative effect on oil activities caused by an increase of taxation in Great Britain and Algeria is an example of this.

The A.P. Moller - Maersk Group has no particular concentration of customers or suppliers, is not especially dependent on specific customers or suppliers and has no particular credit risks.

Financial Statements for the parent company

In the Financial Statements for the parent company, assets in subsidiaries and associated companies are measured at cost, cf. note 6, page 86, and in the income statement dividends from subsidiaries and associated companies are included as income.

The result for the year was DKK 9,236 million (DKK 19,333 million), the decline primarily reflecting the negative development in Maersk Line.

Cash flow from operations was DKK 4,485 million (DKK 23,187 million), the decline particularly caused by the negative earnings in Maersk Line, an increase in funds tied up in working capital, lower dividends received and increased tax payments.

Total assets at 31 December 2006 amount to DKK 170,542 million (DKK 160,685 million) and equity to DKK 78,665 million (DKK 81,616 million), including addition of DKK 9,236 million in respect of the profit for the year and DKK 1,752 million related to value adjustments of securities and hedging instruments, and subtracting exchange rate adjustments of DKK 8,599 million related to conversion from functional currency to presentation currency, dividends of DKK 2,285 million and DKK 3,051 million related to acquisition of own shares from subsidiaries.

Related parties

The A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til Almene Formaal, Copenhagen has the controlling influence.

Related parties also include the companies in which the A.P. Moller - Maersk Group has significant influence.

Related parties also comprise the Executive Board, Firmaet A.P. Møller, members of the Board of Directors, close family members and companies significantly influenced by them. Trading and intercompany balances relate to ship chartering and brokering and are conducted at arm's length.

Information on transactions with related parties is disclosed in note 20 of the Group's financial statement.

Annual general meeting and dividend

The Company's annual general meeting will be held in Copenhagen on Monday, 30 April 2007 at 10.30 a.m.

The Board of Directors proposes a dividend to the shareholders of DKK 550 per share of DKK 1,000 – a total of DKK 2,418 million (DKK 550 per share of DKK 1,000 – a total of DKK 2,418 million).

Interim report

The interim report for the first half of 2007 is expected to be published on 29 August 2007.

Quarterly reports are not prepared, as it is not considered meaningful for the Group to publish figures relating to such a short period.

A.P. Møller - Mærsk A/S Corporate Governance

Corporate Governance is a topic that the Company's Board of Directors has considered and continues to consider based on the Company's activities, external framework, history, needs, etc. Good Corporate Governance is a dynamic process where Management continuously evaluates whether there is a need for change.

The following describes A.P. Møller - Mærsk A/S' management structure. At the Company's annual general meeting on 30 April 2007, the Board of Directors will propose a number of amendments to some of the Articles of Association mentioned in the following pages.

Information about the Management of the Company is available on A.P. Møller - Mærsk A/S' website maersk.com, which is updated on a current base.

Management structure
As a Danish listed company, A.P. Møller - Mærsk A/S has a management system consisting of:

- The Board of Directors and
- The Managing Board (the managing owner)

The Board of Directors consists, according to the Articles of Association, of 3-13 members, of which 2-12 are elected by the general meeting and one can be appointed by and among the partners of Firmaet A.P. Møller.[1] The Board members elected by the general meeting are elected for a period of two years, wherefore half of the members come up for election every year. The Board members can be re-elected. Today, the entire Board of Directors consists of 12 members.

The Board of Directors lays down the general business and management principles for the A.P. Moller - Maersk Group and ensures a sound organisation of the Company.

The Board of Directors normally meets 7-9 times a year and is otherwise convened when deemed necessary by the Chairman. The Board of Directors is organised with the following committees:

The Chairmanship consists of the Chairman of the Board of Directors Michael Pram Rasmussen, and the Vice-chairmen Poul J. Svanholm and Ane Mærsk Mc-Kinney Uggla. The Chairmanship meets regularly and as required.

The Audit Committee consists of 3-4 Board members appointed by and among the Board members who are not employed by the company. Today, the committee consists of four members (Lars Kann-Rasmussen, Leise Mærsk Mc-Kinney Møller, Svend-Aage Nielsen and Jan Tøpholm) and refers to the Board of Directors. The committee reviews accounting, auditing, risk and control matters at meetings with the external auditors and the head of Group Internal Audit. The committee determines the frequency of its meetings itself and usually meets three times a year.

The Remuneration Committee consists of the Chairman and the two Vice-chairmen. At the board meeting where the Annual Report is considered, the Committee makes a proposal for the managing owner's annual remuneration. The committee approves the allocation of the remuneration among the partners of Firmaet A.P. Møller. Furthermore, the committee must decide on the annual adjustment of salaries expressed in percentage for the staff of A.P. Møller - Mærsk A/S and Mærsk Olie og Gas AS as well as the size of the proposed annual overall remuneration, including pension, bonus, etc. to the A.P. Moller - Maersk Group's executive staff worldwide. The committee shall meet when required.

The Managing Board (the Managing Owner)[2]
According to the Company's Articles of Association the managing owner is Firmaet A.P. Møller, which represents the company in all matters. The powers of the managing owner are described in more detail in article 5 of the Articles of Association.[3] Firmaet A.P. Møller is owned by Mærsk Mc-Kinney Møller, Jess Søderberg, Knud Stubkjær, Tom-

1 At the Company's annual general meeting the Board of Directors will propose that the Company's Board of Directors is to consist of 4-13 members elected by the general meeting.
2 At the Company's annual general meeting the Board of Directors will propose that the management of the Company may consist of a sole proprietorship, a general partnership or 3-8 directors.
3 At the Company's annual general meeting the Board of Directors will propose that in the future the Articles of Association do not include a detailed description of the powers of the managing owner.

my Thomsen, Thomas Thune Andersen and Eivind Kolding.

Executive Board
The Executive Board functions as the day-to-day management and consists of Jess Søderberg (Group CEO), Knud Stubkjær, Tommy Thomsen, Thomas Thune Andersen, Eivind Kolding, Claus Hemmingsen, Søren Skou and Søren Thorup Sørensen.

A number of executives participate in shipping partnerships which are operated as part of the A.P. Moller - Maersk fleet. Transactions between these firms and the A.P. Moller - Maersk Group are conducted on arm's length basis.

Remuneration of the Management
Remuneration to the Managing Board (the managing owner) is determined on the basis of what is reasonable in relation to the Company's size, activities and other conditions. In 2006, total remuneration to the managing owner amounted to DKK 75 million (DKK 72 million) and is disclosed in note 2 to the Group's financial statements. [4]

The Board of Directors is remunerated with a fixed fee determined for one year at a time. A special fee is paid for participation in committees. The total remuneration to the Board of Directors is disclosed in note 3 to the Group's financial statement and amounted to DKK 15 million in 2006 (DKK 14 million).

The A.P. Moller - Maersk Group does not use defined benefit pension schemes or share based incentive programmes to remunerate the Group's Management, but every year members of the Executive Board must, the day after the publication of the Annual Report for the A.P. Moller - Maersk Group, purchase a certain number of shares in A.P. Møller - Mærsk A/S at market value, using their own means.

Independent audit
In order to ensure a high degree of assurance for the independence and high quality of auditing, the Company and the Group's annual report are audited by two of each-other independent state authorised public accountants. The accountants are appointed at the annual general meeting. According to the Act on State-authorised and Registered Accountants the individual auditor can only be appointed for a maximum of seven years and may then, after a two-year period, be re-appointed.

The present auditors are:
Jesper Ridder Olsen, state-authorised public accountant, KPMG C.Jespersen Statsautoriseret Revisionsinteressentskab – appointed in 2006, and Gert Fisker Tomczyk, state-authorised public accountant, Grant Thornton Statsautoriseret Revisionsaktieselskab – appointed in 2003.

Group Internal Audit
The A.P. Moller - Maersk Group's internal audit function's (Group Internal Audit) main focus is on reviewing the efficiency of the internal controls and risk management systems as well as prevention and detection of any irregularities.

The Head of Group Internal Audit reports to the Chairman of the Board of Directors and to the Audit Committee.

Recommendations for Good Corporate Governance in Denmark
The Board of Directors of A.P. Møller - Mærsk A/S has considered and will continue to consider the "Recommendations for Good Corporate Governance" prepared by the Copenhagen Stock Exchange. Most of the recommendations are being followed, but there are some, which the Board of Directors has chosen not to follow. The company apply to the disclosure requirements of the Copenhagen Stock Exchange both by following and explaining. With reference to the "comply-or-explain" principle the Copenhagen Stock Exchange has thus clarified that it is not important whether a company complies with the recommendations or chooses to explain why the recommendations are deviated from. In the following the management structure of A.P. Møller - Mærsk A/S is explained with focus on the recommendations that the Company has decided not to follow.

The role of the shareholders and their interaction with the management of the Company
Day-to-day communication be-

4 Article 7 of the Articles of Association lays down an upper and lower limit for the remuneration to the managing owner. This article is of no real significance. At the Company's ordinary general meeting the Board of Directors will propose that the existing article 7 be omitted.

tween A.P. Møller - Mærsk A/S and the shareholders takes place – in addition to the general meeting – via oral and written inquiries by letter, fax or e-mail (cphcorpir@maersk.com).

A.P. Møller - Mærsk A/S' website (maersk.com) contains frequently asked questions (Shareholder FAQ) for the use of shareholders and investors and makes it possible to submit further questions via e-mail. On the website there is also information about the Group's activities, capital structure, press releases and announcements of financial results as well as the Annual Report. The announcements of financial results include the name of a contact person and his or her phone number. The Annual Report, announcements and press releases are written in both Danish and English. Similarly, the website is available in Danish and English.

The Company has chosen not to be involved in communication among shareholders, as such is respected as a matter between the individual shareholders. It is the shareholders' decision whether and when they wish to involve the Company.

The General Meeting constitutes, within the limits set forth in the Articles of Association, the supreme authority in the affairs of the company. The General Meeting must be held in Copenhagen, Svendborg or Aarhus before the end of April. Normally a General Meeting is convened by a three weeks' notice but must be convened by no less than eight days and no more than four weeks' notice. Notice of a General Meeting is announced in the daily press (Berlingske Tidende, Jyllands-Posten, Politiken, Børsen, Fyns Amts Avis, Jydske Vestkysten, Århus Stiftstidende and the Danish Official Gazette). Registered shareholders will receive an invitation with agenda and appendices, including the Annual Report, when available.

The Annual Report, agenda and other published material, as well as information concerning the General Meeting, are available on the Company's website. Procedures for the Company's General Meeting are found in articles 9-15 of the Articles of Association.[5]

Every year the Board of Directors evaluates the Company's capital structure in relation to the interest of the shareholders and the Company. The Company's share capital of DKK 4,395,600,000 of which DKK 2,197,800,000 is in A-shares and DKK 2,197,800,000 in B-shares. Each share class is divided into shares of DKK 1,000 and DKK 500. A-shares have voting rights – one vote per nominal value of DKK 500 – whereas B-shares have no voting rights. Both shares are traded on the Copenhagen Stock Exchange.

The Board of Directors finds that the Company's capital structure, together with the majority position of the A.P. Moller Foundations, benefits the development of the Company and that a continuation will be advantageous to class A as well as class B shareholders.

The role of the stakeholders and their importance to the Company

The Board of Directors has adopted guidelines for the Company's relationship with its stakeholders. In "Maersk Fundamental Business Principles", available on the Company's website, the Board of Directors has set down the fundamental business principles, which describe, on the basis of the Company's fundamental values, the Company's relationship with the local communities in which we operate as well as policies on environmental and labour-related matters, etc.

Dialogue with our stakeholders takes place as a natural part of the running of the Company. The Board of Directors believes that for A.P. Møller - Mærsk A/S the Managing Board can best ensure that the Company's policy is implemented in daily operations.

Openness and transparency

The day-to-day management has prepared an information and communication policy, which is acknowledged by the Board of Directors.

Information of importance to the evaluation by shareholders and financial markets of A.P. Møller - Mærsk A/S and its activities, business objects, strategies and results, is published immediately in a stock exchange announcement, which is also made available on the Company's website in Danish and English, together with other useful information.

5 At the Company's annual general meeting the Board of Directors will propose amendments to a number of the provisions of articles 9-15 of the existing Articles of Association.

A.P. Møller - Mærsk A/S Corporate Governance

The Company's Annual Report is presented in accordance with "International Financial Reporting Standards" (IFRS), as adopted by the EU, as well as with additional Danish disclosure requirements for annual reports of listed companies. The Annual Report, which also includes non-financial information, is found in Danish and English on the Company's website.

In connection with preparation of the Company's Annual Report, the Board of Directors decides on additional relevant non-financial information.

Annual and interim reports as well as stock exchange announcements are published on a current basis. All are published on the Company's website. Announcements are made when changes or circumstances, which may influence the stock price, occur within the six months' interval between Annual and interim reports.

In consideration of the shareholders and the financial market, the Company, on 30 November 2006, sent out information about the development in areas sensitive to the A.P. Moller - Maersk Group.

From 2008 the Company will (in addition to the Annual Report and interim report), after the first and third quarter, issue interim mangement statements regarding the state of affairs of the Group. This is done as a consequence of new EU and statutory requirements for issuance of interim reports. There is no legal requirement for presentation of quarterly reports. As it is the Board of Directors' opinion that financial statements covering short periods in regard to the shipping activities may be more misleading than guiding, the Company does not follow the recommendation to present actual quarterly reports.

The tasks and responsibilities of the Board of Directors

As prescribed by Danish law the Board of Directors is responsible for, the overall management of the Company and lays down guidelines for and supervises the work of the management. Development of and decisions on the Group's strategies are very important management tasks. The Board of Directors on a current basis discusses and determines, when necessary, its duties in this regard at least once a year.

The Board of Directors has adopted own rules of procedure. At the Board meeting the Board of Directors decides on the tasks to be performed on a daily basis and in the long term. It is the Board of Directors' opinion that this method of working is the most suitable for the Company rather than a formal, detailed job and duty description for the Chairman and possible Vice-chairmen which may turn out to be restraining.

The Board of Directors is organised with a Chairman and two Vice-chairmen. When dividing the duties of the Board of Directors, and during the general discussion at the board meetings, the Chairman aims to ensure that the special knowledge and competence of the individual Board member are used in the best possible way to the benefit of the Company.

The Board of Directors' rules of procedure contains procedures for the reporting of the management to the Board of Directors in order to ensure that the Board of Directors continually receives the information it requires about the Company's activities.

The Board of Directors' rules of procedure are reviewed once a year to ensure that they are adjusted to the needs of the Company.

The composition of the Board of Directors

The Board of Directors has authorised the Chairman to ensure a thorough and transparent process in the selection and nomination of candidates for the Board, in order to ensure a board composition with the competences necessary for the Board to perform its duties in the best possible way.

Candidates are presented to the entire Board of Directors. Shareholders attending the General Meeting receive a list of candidates including information on age, educational background, Danish and international managing duties as well as material organisational duties.

The Board of Directors makes an overall evaluation of the professional and personal qualifications of a potential candidate. A number of recruitment criteria can be established, but it is the Board of Directors' opinion that it is neither appropriate nor relevant to make an exhaustive list of specific recruitment criteria. The recommendation to provide information on the recruitment criteria established by the Board of Directors is therefore not followed.

The individual Board members have been nominated and elected on the basis of an overall evaluation of the qualifications of the Board of Directors and the individual member, including any relevant and necessary knowledge and experience in relation to the needs of the Company. The individual Board member's other management duties and material organisational duties are disclosed in the Annual Report. The recommendation to publish a yearly profile of the composition of the Board of Directors and information about any special competences of the individual Board members is therefore not complied with.

When new Board members join the Board of Directors, they receive an introduction to the most important departments of the Company and are in connection with this introduced to the day-to-day running of the Company. The Chairman and a new member consider whether there is a need to receive relevant supplementary training.

It is the Board of Directors' opinion that each individual Board member is responsible for requesting an update of competence and special knowledge. Thus, it has not been deemed necessary, as recommended, for the Board of Directors to make an annual evaluation of a possible need for updating.

Today, the Board of Directors consists of 12 members, which, given the size, complexity and global character of the A.P. Moller - Maersk Group, is considered appropriate.

The majority of the Board of Directors is considered independent. As Board members of the principal shareholder, A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal, Ane Mærsk Mc-Kinney Uggla and Leise Mærsk Mc-Kinney Møller are not considered independent. As a partner of the Company's managing owner, Firmaet A.P. Møller, Jess Søderberg is not considered independent. As employees in the A.P. Moller - Maersk Group Henrik Lorensen Solmer and Cecilie Mose Outzen are not considered independent.

In accordance with the Company's Articles of Association Jess Søderberg is a member of the Board of Directors and partner in the managing owner. Thus, the Company does not follow the recommendation in this area.

The Company has not established any limits as to a Board member's number of other management duties. The individual Board member is expected to balance the time for Board work and for the number of management duties in a responsible way.

All Board members are obliged to own A-shares in the company and have these registered. The Board members are only allowed to trade the Company's shares within four weeks after publication of the Company's annual report or the Company's interim report. Trading of the Company's shares by individual board members is reported to and published by the Copenhagen Stock Exchange, cf. the Securities Trading Act. The Board of Directors and the Management Board have therefore not found it necessary or useful to repeat the trading of the individual Board members in the Annual Report by stating the members' total holding and changes hereto during the financial year, as otherwise recommended.

In connection with an election to the Board of Directors, shareholders attending the General Meeting will receive a list of candidates in which the ages of the candidates appear. The Board of Directors finds that age can be included in the overall evaluation of the qualifications of a Board member, but that age in itself is neither a qualification nor a disqualification. Therefore, the Company does not have any rules on age limits or age requirements.

In A.P. Møller - Mærsk A/S Board members are elected according to the Articles of Association for a period of two years. A two-year election period has been found suitable to ensure the possibility of renewal as well as a certain necessary continuity on the Board of Directors.

The Board of Directors jointly binds and is responsible for the Company. The terms of reference for the Audit Committee and Remuneration Committee are therefore considered a matter between the individual committee and the Board of Directors and are therefore not mentioned in the Annual Report, as otherwise recommended.

A.P. Møller - Mærsk A/S Corporate Governance

The General Meeting evaluates the work and results of the Board of Directors. The Chairman of the Board ensures on a daily basis that the Board functions satisfactorily and that the duties of the Board are attended to. Improvements are made continually. Consequently, the recommendation for a formal evaluation procedure is not followed.

The co-operation between the Board of Directors and the Management Board is evaluated continually at meetings between the Chairmanship and Group CEO. It has not been found necessary to follow the recommendation to formalise the dialogue with and the reporting to the entire Board of Directors. The Management does not participate in the part of the Board meeting where the Board of Directors discusses its relationship with the Management Board.

Remuneration of the members of the Board of Directors and the Management Board

As described in more detail in the introduction, the remuneration to the Management Board reflects an evaluation based on reasonableness in relation to the size, activities and other conditions of the Company. The same applies to the remuneration to the Board of Directors.

The recommendations for a written policy on remuneration, a statement for the implementation of such policy in the past, present and next year, as well as a presentation of the present year's remuneration to the Board for approval at the General Meeting, are not followed. The Company's overall remuneration policy is mentioned above under "Remuneration of the Management".

The remuneration to the Management Board and the entire Board of Directors for last year and a comparative year are stated in note 2 and note 3 respectively to the financial statement. In this way the General Meeting has knowledge of whether the remuneration is at a reason-able level.

Unless special conditions apply, the Chairman will not mention the remuneration policy in his report to the general meeting.

The level of remuneration to the Management Board and members of the Board of Directors can be evaluated from the information in the Annual Report about remuneration to the entire Management. Information about remuneration on an individual basis does not, in the Company's opinion, serve any objective purposes. Therefore, the Company deviates from the recommendation to give information on an individual level. There are no unusual retirement schemes for Management. Information about details of the schemes is considered an internal matter.

Risk management

The Company's Board of Directors and Management Board identify, in relation to preparation and updating of the Company's strategy and overall objections, the most important business risks.

Rules for the Group's risk management have been laid down with systematic reporting which also include reporting from day-to-day Management to the Board of Directors. In addition, Group Internal Audit reports on risk management at the meetings of the Audit Committee. The Group's risk management activities are extensive and the Annual Report highlights the most important activities.

Audit

The Board of Directors makes a specific and critical evaluation of the independence and competence, etc. of the auditors for the purpose of a recommendation to the General Meeting for appointment of auditors.

The independence of the auditor is ensured when the Board of Directors decides the overall, general framework for the auditors' delivery of non-audit services. On the basis of this, the Audit Committee evaluates the auditors' delivery of such services on an annual basis. The Audit Committee reviews and continuously evaluates the Company's internal control systems as well as the Management's guidelines and supervision of these.

The most important areas of the applied accounting policies as well as accounting estimates are reviewed at Board meetings, where the Board of Directors discusses the Annual Report together with the auditors.

On the same occasion and based on a review of the long form audit report, the Board of Directors evaluates the work of the auditors.

A.P. Møller - Mærsk A/S
Directors' statement

The annual report for 2006 of A.P. Møller - Mærsk A/S has been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies and in our opinion gives a true and fair view of the Group's and the Company's assets and liabilities, financial position at 31 December 2006 and of the results of the Group's and the Company's operations and cash flows for the financial year 2006.

Copenhagen, 28 March 2007

Managing Owner:

A.P. Møller

Board of Directors:

Michael Pram Rasmussen
Chairman

Ane Mærsk Mc-Kinney Uggla
Vice-chairman

Poul J. Svanholm
Vice-chairman

Nils Smedegaard Andersen | *Lars Kann-Rasmussen* | *Jan Leschly*

Leise Mærsk Mc-Kinney Møller | *Svend-Aage Nielsen* | *Jess Søderberg*

Jan Tøpholm | *Cecilie Mose Outzen* | *Henrik Lorensen Solmer*

A.P. Møller - Mærsk A/S
Independent Auditors' Report

To the shareholders of A.P. Møller - Mærsk A/S

We have audited the Annual Report of A.P. Møller - Mærsk A/S for the financial year 1 January - 31 December 2006, which comprises the directors' report, directors' statement, accounting policies, income statement, balance sheet, cash flow statement, equity statement and notes. The Annual Report has been prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies.

Management's Responsibility for the Annual Report

Management is responsible for the preparation and fair presentation of the Annual Report in accordance with the International Financial Reporting Standards (IFRS) as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of an annual report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on the Annual Report based on our audit. We conducted our audit in accordance with Danish and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the Annual Report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual report. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the annual report, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the annual report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the annual report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Our audit did not result in any qualification.

Opinion

In our opinion, the Annual Report gives a true and fair view of the Group's and the Company's assets, liabilities and financial position at 31 December 2006 and of the results of the Group's and the Company's operations and cash flows for the financial year then ended in accordance with the International Financial Reporting Standards (IFRS) as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies.

Copenhagen, 28 March 2007

Gert Fisker Tomczyk
State Authorised Public Accountant

Grant Thornton
Statsautoriseret Revisionsaktieselskab

Jesper Ridder Olsen
State Authorised Public Accountant

KPMG C.Jespersen
Statsautoriseret Revisionsinteressentskab

A.P. Moller - Maersk Group Accounting Policies

The annual report for 2006 of the A.P. Moller - Maersk Group has been prepared in accordance with the International Financial Reporting Standards (IFRS) as endorsed by the EU and also with further Danish requirements for companies listed on The Copenhagen Stock Exchange.

The annual report furthermore complies with IFRS as adopted by The International Accounting Standards Board (IASB).

The A.P. Moller - Maersk Group adopted IFRS as from 1 January 2005. The accounting policies set out below have been consistently applied for 2004, 2005 and 2006. In accordance with IFRS 1, IAS 39 on recognition and measurement of financial instruments has been applied only from 1 January 2005 without adjusting the comparative figures.

Comparative figures for 2002 and 2003 shown in the financial highlights have not been restated for the changes to the accounting policies, except for a change in the functional currency for certain shipping and oil and gas activities.

The accounting policies are unchanged compared to 2005. The accounting estimates are changed as the depreciation periods for ships etc. and rigs are extended from generally 15 years to 20 years and for containers from 10 years to 12 years. This resulted in a positive effect on the result of about DKK 4.4 billion before tax in 2006.

Consolidation

The consolidated financial statements comprise the entities controlled by A.P. Møller - Mærsk A/S.

Intra-group income and expenses, shareholdings, intra-group balances and dividends, and gains and losses on intra-group transactions are eliminated.

On acquisition of new entities, the acquired assets, liabilities and contingent liabilities are measured at fair value at the date of acquisition. Identifiable intangible assets are recognised if they arise from a contractual right or otherwise can be separated and their fair value can be measured reliably. The excess of cost over the fair value of acquired identifiable net assets is recognised as goodwill under intangible assets. Goodwill is not amortised, but a yearly impairment test is made.

The effect of purchase and sale of minority interests after gaining control is recognised directly in equity. On purchase net assets acquired are not revalued.

Entities jointly controlled with one or more other enterprises are recognised pro rata using the proportionate consolidation method. Elimination of intragroup transactions is done proportionally. Financial statement items related to part-owned vessels are recognised pro rata.

Associates are those entities in which the Group has significant but not a controlling influence over the financial and operating policies.

Investments in associates are recognised in the balance sheet at the Group's share of the equity value inclusive of any goodwill on acquisition.

In the income statement the Group's share of the net result in the associates is included, adjusted for the share of unrealised intra-group gains and losses.

Foreign currency translation

The presentation currency for the Group is DKK. In the translation to the presentation currency for enterprises with a functional currency different from DKK, income statement items are translated into DKK at average rates and balance sheet items are translated at the exchange rates at the balance sheet date. Exchange differences arising from that translation are recognised directly in equity.

The functional currency varies from business to business depending on its nature. For the Group's principal shipping activities and the oil and gas activities, the functional currency is USD. For other activities, including landbased container activities, the functional currency is generally the local currencies in the countries where the activities are performed.

Transactions in other currencies than the functional currency are translated at the exchange rate prevailing at the date of the transaction. Monetary items in foreign currencies not settled at the balance sheet date are translated at the exchange rate at the balance sheet date.

Foreign exchange gains and losses are included in the income statement as financial income or expense.

Derivative financial instruments are measured at fair value and are included in other receivables (positive fair value) or other payables (negative fair value). For listed instruments, the quoted market price is used to determine fair value. For other instruments, fair values are determined based on available market data and accepted pricing methods.

The effective portion of changes in the value of derivative financial instruments used to hedge the value of recognised assets and liabilities is recognised in the income statement together with the changes in the value of the hedged assets or liabilities.

The effective portion of changes in the value of derivative financial instruments used to hedge forecast transactions is recognised directly in equity until the hedged transactions are realised. At that time the value changes are recognised together with the hedged transactions.

The ineffective portion of hedge transactions and changes in the fair values of hedge instruments not qualifying for hedge accounting are recognised in the income statement as financial income or expense for financial instruments and as other operational income and expense for oil price hedges.

Income statement

Revenue comprises invoiced sales. Uncompleted voyages in the shipping activities are recognised at the share related to the financial year. The earnings of vessels that are part of pool arrangements are recognised in revenue based on time charter equivalents.

Revenue regarding the oil and gas activities is calculated as the Group's share of the value of the oil and gas production in the partnerships in which the Group participates.

Integration costs

Major expenses in connection with the integration of newly acquired businesses are shown separately in the income statement and comprise direct, identifiable costs such as:

- Payments to staff that have been made redundant.
- Costs in connection with 3rd party agents that are being terminated.
- Costs in connection with termination of lease arrangements etc.

The costs are recognised as incurred or when a legal or constructive obligation exists.

Exploration costs in the oil and gas activities are expensed as incurred.

Tax on the profit for the year comprises the amount estimated to be paid for the year, as well as adjustments to previous years and movements in deferred tax. The tax amount includes the special taxes relating to extraction and production of hydrocarbons, as well as profit share to the Danish Government.

Government grants are deducted from the cost of the assets to which the grant relates.

Balance sheet

Intangible assets are measured at cost less accumulated amortisation, which is provided on a straight-line basis over the estimated useful lives of the assets, normally upto 5-10 years.

Intangible assets in connection with acquired oil fields (concession rights etc.) are depreciated over the expected production period up to 10 years for the fields. For non-producing fields the depreciation period is up to 5 years.

Concession rights in connection with container terminals are amortised over the concession period, though up to a maximum of 20 years.

Goodwill and other intangible assets with indefinite economic lives are not amortised, but impairment tests are made annually.

Impairment losses are recognised when the carrying amount of an asset or a cash generating unit exceeds the higher of the estimated value in use and the fair value less costs of disposal.

Property, plant and equipment are valued at cost less accumulated depreciation and impairment losses. Depreciation is charged to the income statement on a straight-line basis over the useful lives, for new assets estimated as follows:

Vessels and rigs, etc.	20 years
Containers, etc.	12 years
Aircraft	20 years
Buildings	10-50 years
Terminal infrastructure – over lease or concession period	max. 25 years
Plant and machinery, cranes and other terminal equipment	5-20 years
Other equipment, inventory, etc.	3-7 years
Oil and gas production facilities, etc. – based on the expected production periods of the fields	up to 15 years

The depreciation periods and residual values are reassessed annually.

Impairment write-downs are made when the carrying amount of an asset exceeds the higher of its estimated value in use and fair value less costs of disposal.

The cost of assets produced by the Group includes direct and indirect expenses but excludes finance costs.

Estimated costs of abandonment, dismantlement, removal and restoration are included in the cost of the assets.

Assets held under finance leases are treated as other property, plant and equipment.

Dry-docking costs are recognised in the balance sheet under vessels and rigs, etc. when incurred and allocated over the period until the next dry-docking.

Other equity investments are recognised at cost and are subsequently measured at the quoted market price for listed securities and at estimated fair value for other equity investments. Unrealised value adjustments are recognised directly in equity. When realised, the value adjustments are transferred to the income statement as financial income or expense.

Inventories are measured at cost according to the FIFO method. Write-down is made to any lower net realisable value. The cost of finished goods and work in progress includes direct and indirect production costs.

Receivables are generally recognised at nominal value. Long-term receivables are recognised at discounted value. Write-down is made for anticipated losses.

Marketable securities, comprising shares and bonds held for trading, are measured at the quoted market price for listed securities and at estimated fair value for other securities. Value adjustments are recognised in the income statement as financial income or expense.

Equity dividend for distribution is recognised as a separate component of equity. Value of own shares is deducted directly from equity. The reserve for exchange differences comprises differences arising on the translation of entities with functional currencies other than DKK. In the event of disposal or winding up of an enterprise, exchange adjustment relating to that enterprise is transferred to the income statement.

Provisions are recognised when the Group has a present legal or constructive obligation and include provisions for abandonment of oil fields, restructuring costs and onerous contracts etc., including vessel purchase agreements, etc. Provisions are recognised based on specific estimates.

Pension obligations are recognised based on an actuarial calculation. The pension cost charged to the income statement consists of current service cost, interest cost, expected return on plan assets and past service cost. Actuarial gains and losses are recognised directly in equity. Costs regarding defined contribution plans are expensed as incurred.

Pension plans, where the Group participates together with other enterprises – so called multi-employer plans – are treated as other pension plans in the financial statements. For defined benefit multi-employer plans where sufficient information is not available to use defined benefit accounting, the plans are treated as defined contribution plans.

Deferred tax is calculated on differences between the carrying amount and tax base of assets and liabilities. Deferred tax is not provided on goodwill not deductible for tax purposes and differences relating to investments in subsidiaries and associates to the extent that they will probably not reverse in the foreseeable future. A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

Financial liabilities are initially measured at the proceeds received. Any premium or discount is amortised over the term of the liabilities. Capitalised liabilities in respect of finance leases are included as liabilities in the balance sheet.

Cash flow statement
Cash flows for the year are divided into cash flows from operating activities, cash flows for investing activities and cash flows from financing activities. Cash and cash equivalents comprise cash and bank deposits. Movements in the marketable securities are included in cash flow used for investing activities.

Segment information
The Group comprises the following business segments:

- Container shipping and related activities
- Tankers, offshore and other shipping activities
- Oil and gas activities
- Retail
- Other activities - shipyards, other industrial activities, interest in Danske Bank, etc.

Segment results, assets and liabilities comprise items directly attributed or reasonably allocated to segments. For companies that are included in more than one segment, interest and interest-bearing debt are allocated according to the carrying amount of the segment assets. Unallocated items comprise expenses, adjustment of provisions, depreciation and financial income and expense that are not allocated to business segments. Furthermore non segment specific hedging activities in Group Oil Trading and the result for Group Oil Trading's trading activity in the form of purchase of bunker and lubrication oil on behalf of companies in the A.P. Moller - Maersk Group are included.

In respect of balances between segments few reclassifications in the comparative figures have been made.

Revenue is split geographically between Europe, North and South America, Asia and other regions. For the shipping activities, allocation is based on destination. Assets and related capital expenditure are allocated to geographical segments based on legal ownership.

Discontinued operations and non-current assets held for sale
Discontinued operations comprise entities disposed of or classified as held for sale.

The results of discontinued operations are presented separately in the income statement. Similarly, assets and related liabilities are presented as separate items in the balance sheet and the cash flows from discontinued operations are presented separately in the cash flow statement.

Assets and liabilities held for sale are measured at the lower of fair value less costs of disposal and carrying amount. Assets held for sale are not depreciated.

Accounting estimates
The measurement of certain assets and liabilities is based on estimates of uncertain future events. Such estimates are made in connection with the computation of depreciation, amortisation and impairment losses as well as receivables, accruals, provisions and employee benefit obligations.

Key figures
Return on equity is the profit for the year divided by the average equity.

Equity ratio is the equity divided by total equity and liabilities.

Earnings per share and cash flow from operating activities per share are A.P. Møller - Mærsk A/S' share of the profit for the year respectively the cash flow from operating activities divided by the number of shares (of DKK 1,000 each).

Deduction is made for the Group's holding of own shares. There is no dilution effect as there are no convertible instruments, no share option programme and no share issue programme.

Dividend per share is the proposed dividend for the year per share of DKK 1,000 each.

Total market capitalisation is the total number of shares excluding the Groups holding of own shares multiplied by the quoted end-of-year price on the Copenhagen Stock Exchange.

A.P. Moller - Maersk Group
Income Statement for 2006

All amounts in DKK million

Note		2006	2005
1	Revenue	264,751	208,702
	Other operating income	1,896	1,204
2	External costs	182,748	135,684
	Other operating expenses	731	214
3	Staff costs	31,711	24,037
	Profit before depreciation, amortisation and impairment losses, etc.	**51,457**	**49,971**
7,8	Depreciation, amortisation and impairment losses	19,637	17,755
	Gains on sale of ships, rigs, etc.	4,227	1,676
	Associated companies - share of profit after tax	2,881	3,037
	Profit before integration costs	**38,928**	**36,929**
	Integration costs on acquisitions	734	1,783
	Profit before financial items	**38,194**	**35,146**
4	Financial income	2,978	1,732
4	Financial expenses	5,211	3,853
	Profit before tax	**35,961**	**33,025**
5	Income tax expense	19,922	13,223
	Profit for the year – continued operations	**16,039**	**19,802**
6	Net result – discontinued operations	147	404
	Profit for the year	**16,186**	**20,206**
	Of which:		
	Minority interests	629	116
	A.P. Møller - Mærsk A/S's share of the profit for the year	**15,557**	**20,090**
14	**Earnings per share, DKK**	**3,781**	**4,883**

A.P. Moller - Maersk Group
Balance sheet at 31 December 2006

All amounts in DKK million

Note		2006	2005
	Assets		
7	**Intangible assets**	**21,883**	**27,938**
	Ships, rigs, containers, etc.	95,286	96,001
	Production plant and equipment, etc.	25,905	22,283
	Land and buildings	16,612	8,944
	Construction work in progress and payment on account for property, plant and equipment	29,505	21,459
8	**Total property, plant and equipment**	**167,308**	**148,687**
9	Investment in associated companies	21,783	21,779
12	Other investments	1,683	1,310
12	Long-term receivables	4,315	4,057
	Total investments	**27,781**	**27,146**
10	**Deferred tax asset**	**4,060**	**1,309**
	Total non-current assets	**221,032**	**205,080**
11	**Stocks and inventories**	**8,260**	**6,152**
	Trade receivables	26,205	23,551
	Tax receivable	1,497	334
	Other receivables	8,756	8,384
	Prepayments	2,407	2,589
	Short-term receivables	**38,865**	**34,858**
12	Securities	20,950	14,906
12	Cash and cash equivalents	22,888	19,264
6	Assets held for sale	1,700	5,288
	Total current assets	**92,663**	**80,468**
	TOTAL ASSETS	**313,695**	**285,548**

A.P. Moller - Maersk Group
Balance sheet at 31 December 2006

All amounts in DKK million

Note		2006	2005
	Equity and liabilities		
13	Share capital	4,396	4,396
	Other reserves	122,230	116,592
	Dividend for distribution	2,418	2,418
	Equity attributable to A.P. Møller - Mærsk A/S	**129,044**	**123,406**
	Minority interests	7,667	677
	Total equity	**136,711**	**124,083**
15	Employee benefits	3,230	3,554
16	Provisions	9,214	8,360
10	Deferred tax liability	12,583	11,173
12,17	Bank and other credit institutions, etc.	89,645	77,756
	Total non-current liabilities	**114,672**	**100,843**
16	Provisions	1,294	1,953
12,17	Bank and other credit institutions, etc.	14,885	14,201
	Trade payables	28,674	27,161
	Corporation tax, etc.	3,966	2,993
	Other payables	9,828	9,274
	Deferred income	2,136	2,188
6	Liabilities associated with assets held for sale	1,529	2,852
	Total current liabilities	**62,312**	**60,622**
	Total liabilities	**176,984**	**161,465**
	TOTAL EQUITY AND LIABILITIES	**313,695**	**285,548**

18 Other financial obligations
20 Related parties
21 Jointly controlled companies
23 New accounting standards and interpretations

A.P. Moller - Maersk Group
Cash Flow Statement for 2006

All amounts in DKK million

Note		2006	2005
	Profit before financial items	38,194	35,146
7,8	Depreciation, amortisation and impairment losses	19,637	17,755
	Other non-cash items	3,200	2,963
	Paid integration costs	- 1,742	- 522
	Gains on sale of ships, rigs, etc.	- 4,227	- 1,676
	Associated companies – share of profit after tax	- 2,881	- 3,037
19	Change in working capital	- 5,335	- 3,806
	Financial income, received	2,715	3,734
	Financial expenses, paid	- 5,063	- 3,086
	Taxes paid	- 20,536	- 14,362
	Discontinued operations	258	250
	Cash flow from operating activities	**24,220**	**33,329**
	Purchase of non-current assets	- 41,109	- 29,361
	Disposal of non-current assets	8,865	3,327
22	Acquisition of subsidiaries and activities	- 209	- 34,067
22	Disposal of subsidiaries and activities	819	- 51
	Acquisition/disposal of investment in associated companies, etc.	- 3,446	- 2,583
	Other investments and receivables, net	567	- 113
	Discontinued operations	1,622	152
	Cash flow used for non-current investing activities	**- 32,891**	**- 62,696**
	Purchase of marketable securities	- 18,767	- 19,206
	Sale of marketable securities	19,862	27,347
	Cash flow used for investing activities	**- 31,796**	**- 54,555**
	Repayment of loans	- 8,984	- 10,849
	Proceeds from loans, etc.	23,283	35,486
	Dividends distributed	- 2,263	- 1,852
	Dividends distributed to minority interests	- 166	- 81
	Capital increases from minority interests, etc.	538	67
	Discontinued operations	- 1,081	- 521
	Cash flow from financing activities	**11,327**	**22,250**
	Net cash flow for the year	**3,751**	**1,024**
	Cash and cash equivalents at 1 January	19,750	16,778
	Effect of companies changed to subsidiaries, etc. *)	1,193	-
	Exchange rate adjustment, etc.	- 1,663	1,948
	Cash and cash equivalents at 31 December	23,031	19,750
	Of which classified as assets held for sale	- 143	- 486
12	**Cash and cash equivalents at 31 December**	**22,888**	**19,264**

**) Dansk Supermarked Group, F. Salling A/S and other companies*

A.P. Moller - Maersk Group
Equity Statement for 2006

Including statement of recognised income and expenses. All amounts in DKK million

	Share capital	Translation reserves	Retained earnings	Dividend for distribution	Total	Minority interests	Total
Equity at 1 January 2005	**4,396**	**- 8,667**	**104,509**	**1,978**	**102,216**	**490**	**102,706**
Effect of Danske Bank, changed to associated company	-	-	- 6,942	-	- 6,942	-	- 6,942
Available for sale investments:							
Value adjustment taken to equity	-	-	262	-	262	-	262
Cash flow hedges:							
Value adjustment taken to equity	-	-	- 2,188	-	- 2,188	-	- 2,188
Transferred to profit and loss	-	-	- 323	-	- 323	-	- 323
Transferred to carrying amount of non-monetary items	-	-	393	-	393	-	393
Exchange rate adjustment on translating from functional to reporting currency	-	11,487	-	-	11,487	12	11,499
Actuarial gains/losses on defined benefit plans	-	-	10	-	10	-	10
Effect of change to defined benefit plans	-	-	- 116	-	- 116	-	- 116
Tax on items taken directly to equity	-	-	369	-	369	-	369
Income and expenses recognised directly in equity	-	11,487	- 8,535	-	2,952	12	2,964
Profit for the year	-	-	17,672	2,418	20,090	116	20,206
Total recognised income and expenses	-	**11,487**	**9,137**	**2,418**	**23,042**	**128**	**23,170**
Dividends to shareholders	-	-	126	- 1,978	- 1,852	- 81	- 1,933
Capital increase	-	-	-	-	-	140	140
Equity at 31 December 2005	**4,396**	**2,820**	**113,772**	**2,418**	**123,406**	**677**	**124,083**
Effect of companies changed to subsidiaries, etc.*)	-	-	265	-	265	6,117	6,382
Share of equity movements in associated companies	-	-	- 237	-	- 237	-	- 237
Available for sale investments:							
Value adjustment taken to equity	-	-	559	-	559	-	559
Cash flow hedges:							
Value adjustment taken to equity	-	-	1,967	-	1,967	14	1,981
Transferred to profit and loss	-	-	- 522	-	- 522	-	- 522
Transferred to carrying amount of non-monetary items	-	-	- 60	-	- 60	1	- 59
Exchange rate adjustment on translating from functional to reporting currency	-	- 9,669	-	-	- 9,669	- 22	- 9,691
Actuarial gains/losses on defined benefit plans	-	-	77	-	77	- 27	50
Tax on items taken directly to equity	-	-	- 36	-	- 36	8	- 28
Income and expenses recognised directly in equity	-	- 9,669	2,013	-	- 7,656	6,091	- 1,565
Profit for the year	-	-	13,139	2,418	15,557	629	16,186
Total recognised income and expenses	-	**- 9,669**	**15,152**	**2,418**	**7,901**	**6,720**	**14,621**
Dividends to shareholders	-	-	155	- 2,418	- 2,263	- 166	- 2,429
Capital increase	-	-	-	-	-	436	436
Equity at 31 December 2006	**4,396**	**- 6,849**	**129,079**	**2,418**	**129,044**	**7,667**	**136,711**

*) Dansk Supermarked Group, F. Salling A/S and other companies.

All amounts in DKK million

1 Segment information

	Container shipping and related activities		Tank, offshore and other shipping		Oil and gas activities	
	2006	2005	2006	2005	2006	2005
External revenue	149,621	128,833	21,701	18,374	41,126	27,433
Inter-segment revenue	691	91	490	182	-	-
Total revenue	**150,312**	**128,924**	**22,191**	**18,556**	**41,126**	**27,433**
Profit before depreciation, amortisation and impairment losses, etc.	**9,185**	**20,483**	**6,849**	**5,980**	**35,102**	**23,641**
Depreciation and amortisation	9,548	8,949	2,116	2,707	6,724	2,171
Impairment losses	115	157	2	8	-	3,160
Reversal of impairment losses	81	103	88	88	-	-
Gains on sale of ships, rigs, etc.	1,833	468	2,023	1,170	70	-
Associated companies – share of profit after tax	42	110	16	9	-	-
Profit before integration costs	**1,478**	**12,058**	**6,858**	**4,532**	**28,448**	**18,310**
Integration costs on acquisitions	734	1,783	-	-	-	-
Profit before financial items	**744**	**10,275**	**6,858**	**4,532**	**28,448**	**18,310**
Financial items, net	- 2,329	- 1,146	- 626	- 535	- 609	211
Profit before tax	**- 1,585**	**9,129**	**6,232**	**3,997**	**27,839**	**18,521**
Income tax expense	1,790	1,474	498	149	17,720	11,533
Profit for the year – continued operations	**- 3,375**	**7,655**	**5,734**	**3,848**	**10,119**	**6,988**
Net result – discontinued operations	-	-	-	-	-	-
Profit for the year	**- 3,375**	**7,655**	**5,734**	**3,848**	**10,119**	**6,988**
Segment assets	159,292	148,240	53,184	47,030	50,179	50,594
Investment in associated companies	953	2,001	57	23	-	-
Assets held for sale	-	-	-	-	-	-
Total assets	**160,245**	**150,241**	**53,241**	**47,053**	**50,179**	**50,594**
Segment liabilities	113,869	89,196	29,488	21,010	33,060	35,692
Liabilities associated with assets held for sale	-	-	-	-	-	-
Total liabilities	**113,869**	**89,196**	**29,488**	**21,010**	**33,060**	**35,692**
Cash flow from operating activities – continued operations	1,626	14,976	5,718	4,952	14,570	11,012
Cash flow from operating activities – discontinued operations						
Cash flow from operating activities						
Cash flow used for non-current investing activities – continued operations	- 15,263	- 35,066	- 6,994	- 6,856	- 6,690	- 19,378
Cash flow used for non-current investing activities – discontinued operations						
Cash flow used for investing activities						
Investment in non-current assets including additions from business combinations	**23,750**	**56,019**	**10,993**	**9,459**	**9,510**	**32,472**

All amounts in DKK million

Retail		Shipyards, other industrial companies, interest in Danske Bank, etc.		Unallocated		Eliminations, etc.		Total	
2006	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
43,054	25,331	9,249	8,731	-	-	-	-	264,751	208,702
-	-	5,581	4,779	-	-	- 6,762	- 5,052	-	-
43,054	**25,331**	**14,830**	**13,510**	-	-	**- 6,762**	**- 5,052**	**264,751**	**208,702**
2,521	**1,336**	**- 898**	**- 637**	**- 1,116**	**- 821**	**- 186**	**- 11**	**51,457**	**49,971**
483	269	601	369	48	39	- 30	-	19,490	14,504
-	-	235	117	-	-	- 26	-	326	3,442
-	-	10	-	-	-	-	-	179	191
79	-	235	1	-	37	- 13	-	4,227	1,676
107	345	2,718	2,575	-	-	- 2	- 2	2,881	3,037
2,224	**1,412**	**1,229**	**1,453**	**- 1,164**	**- 823**	**- 145**	**- 13**	**38,928**	**36,929**
-	-	-	-	-	-	-	-	734	1,783
2,224	**1,412**	**1,229**	**1,453**	**- 1,164**	**- 823**	**- 145**	**- 13**	**38,194**	**35,146**
235	101	113	34	641	- 878	342	92	- 2,233	- 2,121
2,459	**1,513**	**1,342**	**1,487**	**- 523**	**- 1,701**	**197**	**79**	**35,961**	**33,025**
621	418	+ 477	+ 208	+ 216	+ 130	+ 14	+ 13	19,922	13,223
1,838	**1,095**	**1,819**	**1,695**	**- 307**	**- 1,571**	**211**	**92**	**16,039**	**19,802**
-	-	-	-	-	-	-	-	147	404
1,838	**1,095**	**1,819**	**1,695**	**- 307**	**- 1,571**	**211**	**92**	**16,186**	**20,206**
31,454	13,462	9,289	12,587	33,180	20,263	- 46,366	- 33,695	290,212	258,481
563	3,685	20,222	16,082	-	-	- 12	- 12	21,783	21,779
-	-	-	-	-	-	-	-	1,700	5,288
32,017	**17,147**	**29,511**	**28,669**	**33,180**	**20,263**	**- 46,378**	**- 33,707**	**313,695**	**285,548**
15,757	8,403	12,946	13,082	17,574	25,076	- 47,239	- 33,846	175,455	158,613
-	-	-	-	-	-	-	-	1,529	2,852
15,757	**8,403**	**12,946**	**13,082**	**17,574**	**25,076**	**- 47,239**	**- 33,846**	**176,984**	**161,465**
2,577	1,190	311	3,375	- 1,575	92	735	- 2,518	23,962	33,079
								258	250
								24,220	**33,329**
- 1,488	- 875	- 3,083	- 2,914	- 302	117	- 693	2,124	- 34,513	- 62,848
								1,622	152
								- 32,891	**- 62,696**
1,671	**910**	**530**	**2,489**	**272**	**890**	**443**	**- 2,353**	**47,169**	**99,886**

All amounts in DKK million (In parenthesis the corresponding figures for 2005)

Note 1 continued

Geographical segments

For the shipping activities, revenue is based on the destination split into four principal geographical regions, Europe, North and South America, Asia and Other regions. The main assets of the Group are ships, drilling rigs and containers, the majority of which are registered in Denmark, the United States, the United Kingdom, the Netherlands and Singapore. These types of assets and related capital expenditure are allocated to geographical segments based on legal ownership. Comparative figures for 2005 have been changed a.o. due to changes in the opening balance for Royal P&O Nedlloyd N.V.

	External revenue		Segment assets		Investment in non-current assets including additions from business combinations	
	2006	**2005**	**2006**	**2005**	**2006**	**2005**
Europe	128,532	96,253	229,695	207,824	29,938	88,193
North and South America	59,101	49,247	18,883	18,062	4,074	4,403
Asia	27,830	22,869	26,508	20,425	7,829	5,376
Other regions	49,288	40,333	15,126	12,170	5,328	1,914
Total	264,751	208,702	290,212	258,481	47,169	99,886

The revenue of the Group comprises sale of goods including sale of oil and gas with DKK 94b (DKK 59b). Other net revenue is related to rendering of services.

2 External costs

External costs include fees etc. to the managing owner, Firmaet A.P. Møller, and other fees to partners DKK 75m (DKK 72m).

The A.P. Moller - Maersk Group does not use share based incentive schemes.

Fees to the statutory auditors of A.P. Møller - Mærsk A/S:		**2006**	**2005**
G. Fisker Tomczyk:	Fee for auditing	14	12
	Fee for services other than auditing	11	11
J. Ridder Olsen:	Fee for auditing	18	-
	Fee for services other than auditing	16	-
S. Thorup Sørensen:	Fee for auditing	-	17
	Fee for services other than auditing	-	16

Costs related to exploration for oil and gas is recognised in external costs with DKK 1,365m (DKK 982m).

3 Staff costs

	2006	**2005**
Directors' fees	15	14
Salaries and wages	27,968	21,035
Pension contribution, defined benefit plans	182	239
Pension contribution, defined contribution plans	1,737	1,316
Other social security costs	1,809	1,433
	31,711	24,037
Average number of employees excluding jointly controlled companies and excluding discontinued operations.	108,530	67,498

Employees in Dansk Supermarked Group and F. Salling A/S have been included in the average number of employees from 1 June 2006.

All amounts in DKK million (In parenthesis the corresponding figures for 2005)

		2006	2005
4	**Financial income and expenses**		
	Interest income	1,326	1,153
	Interest income from associated companies	58	79
	Dividend received	385	307
	Exchange rate adjustment, net	606	-
	Fair value adjustment of securities	603	193
	Financial income	2,978	1,732
	Interest expenses	4,842	2,818
	Interest expenses to associated companies	202	182
	Exchange rate adjustment, net	-	775
	Unwind of discount on provisions	167	78
	Financial expenses	5,211	3,853
5	**Income tax expense**		
	Current year including hydrocarbon tax	20,367	15,060
	Deferred tax expense		
	Adjustment of temporary differences including tax asset, previously not recognised	- 2,843	- 1,850
	Effect of changed tax rate	2,398	13
		- 445	- 1,837
	Income tax expense	19,922	13,223
	Deferred tax recognised directly in equity	- 28	369
	Income tax expense is specified as follows		
	Profit before tax	35,961	33,025
	Income subject to Danish and foreign tonnage taxation, etc.	2,059	- 6,377
	Associated companies - share of net result	- 2,881	- 3,037
		35,139	23,611
	Calculated 28% tax hereof	9,839	6,611
	Additional/less tax in foreign companies, net	- 183	- 335
	Additional tax in oil segment	9,524	6,039
	Freight and tonnage taxes, etc.	914	564
	Effect of changed tax rate	2,398	13
	Gains related to shares, dividends, etc.	- 28	- 135
	Adjustment to previous years' taxes	19	- 85
	Deferred tax asset, not previously recognised	- 2,656	-
	Tax loss not recognised, net	269	646
	Other permanent differences	- 174	- 95
	Income tax expenses	19,922	13,223

6 Discontinued operations and assets held for sale

For discontinued operations reference is made to page 31 in the Directors' report. Assets and liabilities classified as held for sale comprise non-current assets DKK 616m (DKK 3,989m), current assets DKK 1,084m (DKK 1,299m), provisions DKK 367m (DKK 701m) and other liabilities DKK 1,162m (DKK 2,151m).

All amounts in DKK million (In parenthesis the corresponding figures for 2005)

7 Intangible assets

	Goodwill	IT software	Oil-concession rights	Other rights	Total
Cost					
Balance at 1 January 2005	359	675	156	271	1,461
Additions during the year	-	184	-	244	428
Additions from business combinations	61	-	23,579	6,854	30,494
Disposals during the year	103	2	-	-	105
Transfer	-	-	-	- 509	- 509
Transfer, assets held for sale	- 18	- 8	-	- 3	- 29
Exchange rate adjustment	13	111	- 13	506	617
Balance at 31 December 2005	312	960	23,722	7,363	32,357
Adjustment of business combination	-	-	-	139	139
Adjusted balance 1 January 2006	312	960	23,722	7,502	32,496
Additions during the year	9	196	659	211	1,075
Additions from business combinations	30	1	-	903	934
Disposals during the year	17	4	21	38	80
Transfer	-	-	-	- 500	- 500
Transfer, assets held for sale	-	-	-	- 666	- 666
Changed method of consolidation **)	208	4	-	222	434
Exchange rate adjustment	- 11	- 101	- 2,516	- 834	- 3,462
Balance at 31 December 2006	531	1,056	21,844	6,800	30,231
Amortisation and impairment losses					
Balance at 1 January 2005	52	139	128	47	366
Amortisation for the year	-	146	184	518	848
Impairment losses for the year	39	2	3,160	90	3,291
Disposals during the year	47	2	-	-	49
Transfer, assets held for sale	- 9	- 1	-	- 1	- 11
Exchange rate adjustment	3	27	33	50	113
Balance at 31 December 2005	38	311	3,505	704	4,558
Amortisation for the year	-	138	3,053	1,244	4,435
Impairment losses for the year	13	-	-	48	61
Disposals during the year	9	6	-	-	15
Changed method of consolidation **)	-	2	-	22	24
Exchange rate adjustment	- 12	- 34	- 515	- 154	- 715
Balance at 31 December 2006	30	411	6,043	1,864	8,348
Carrying amount at 31 December 2005	274	649*	20,217	6,798	27,938
Carrying amount at 31 December 2006	501	645*	15,801	4,936	21,883

*) *DKK 467m (DKK 432m) of this is related to ongoing development of IT software.*

**) *Effect of Dansk Supermarked Group, F. Salling A/S and others, change to subsidiary, etc.*

In 2005, an impairment loss of DKK 3,160 million on oil and concession rights in the British sector of the North Sea, purchased from Kerr-McGee Corporation, was recognised based on calculations applying a discount rate before tax of 11% per annum.

An impairment test, regarding goodwill, is performed as a net present value calculation based on 5 year business plans and a calculated terminal value with a growth rate equal to the inflation expectation. The calculations are based on discount rate before tax of 6% to 11% p.a. The impairment test resulted in an impairment loss of DKK 13m (DKK 39m). Goodwill mainly relates to the retail segment.

All amounts in DKK million (In parenthesis the corresponding figures for 2005)

8 Property, plant and equipment

	Ships, rigs, containers, etc.	Production plant and equip-ment, etc.	Land and buildings	Construction work in progress and payment on account for property, plant and equipment	Total
Cost					
Balance at 1 January 2005	102,995	51,856	12,079	10,685	177,615
Additions during the year	7,275	1,881	1,314	18,371	28,841
Additions from business combinations	29,446	8,297	430	2,582	40,755
Disposals during the year	5,158	1,223	123	-	6,504
Transfer	10,322	2,420	1,274	- 12,036	1,980
Transfer, assets held for sale	- 4,312	- 1,276	- 858	23	- 6,423
Exchange rate adjustment	17,221	6,861	434	2,168	26,684
Balance at 31 December 2005	157,789	68,816	14,550	21,793	262,948
Adjustment of business combination	- 228	- 95	- 114	- 334	- 771
Adjusted balance 1 January 2006	157,561	68,721	14,436	21,459	262,177
Additions during the year	8,581	6,613	2,133	26,989	44,316
Additions from business combinations	131	444	224	45	844
Disposals during the year	9,476	5,576	500	276	15,828
Transfer	11,146	4,490	1,019	- 16,155	500
Changed method of consolidation *)	-	3,066	9,511	167	12,744
Exchange rate adjustment	- 15,954	- 6,480	- 242	- 2,656	- 25,332
Balance at 31 December 2006	151,989	71,278	26,581	29,573	279,421
Depreciation and impairment losses					
Balance at 1 January 2005	49,712	38,928	5,427	155	94,222
Depreciation for the year	9,806	3,536	314	-	13,656
Impairment losses for the year	19	95	37	-	151
Reversal of impairment losses	186	-	5	-	191
Disposals during the year	3,263	565	61	-	3,889
Transfer	956	61	15	- 169	863
Transfer, assets held for sale	- 2,969	- 942	- 341	-	- 4,252
Exchange rate adjustment	7,485	5,325	106	14	12,930
Balance at 31 December 2005	61,560	46,438	5,492	-	113,490
Depreciation for the year	8,711	5,727	561	54	15,053
Impairment losses for the year	2	241	7	17	267
Reversal of impairment losses	102	63	14	-	179
Disposals during the year	7,106	4,725	200	1	12,032
Transfer	-	- 40	40	-	-
Changed method of consolidation *)	-	2,056	4,118	-	6,174
Exchange rate adjustment	- 6,362	- 4,261	- 35	- 2	- 10,660
Balance at 31 December 2006	56,703	45,373	9,969	68	112,113
Carrying amount at 31 December 2005	96,001	22,283	8,944	21,459	148,687
Hereof financial leased assets	22,841	26	5	-	22,872
Carrying amount at 31 December 2006	95,286	25,905	16,612	29,505	167,308
Hereof financial leased assets	20,069	90	-	-	20,159

**) Effect of Dansk Supermarked Group, F. Salling A/S and others, change to subsidiary, etc.*

All amounts in DKK million (In parenthesis the corresponding figures for 2005)

Note 8 continued

Government grants

In 2006, government grants of DKK 319m (DKK 363m) was primarily shipyard subsidies. Of this amount DKK 302m (DKK 328m) has reduced the cost price of new buildings and DKK 17m (DKK 35m) has reduced costs.

Ownership of production facilities

The ownership of production facilities etc. relating to oil production in Qatar and Algeria at a carrying amount of DKK 5.1b (DKK 4.0b) is being transferred to State-owned oil companies according to agreements. The right of use is maintained during the concession period.

Financial obligations

Bank loans and other debt to credit institutes etc. are secured on ships, etc. and containers to the amount of DKK 26,142m (DKK 19,243m). The carrying amount of the ships, etc. and containers provided as security is DKK 24,794m (DKK 22,204m).

9 Investment in associated companies

The associated companies listed on page 102 have the following total revenue, profit, assets and liabilities (100%):

	2006	2005
Revenue	159,782	136,721
Profit	14,755	13,598
Assets	2,755,768	2,457,071
Liabilities	2,651,476	2,368,426

Market value of listed shares in associated companies amounts to DKK 35.0b (DKK 28.3b).
Carrying amount is DKK 20.2b (DKK 16.1b).

Net revenue for bank activities includes gross interest income, trading income, fees received and insurance income.

10 Deferred tax

Recognised deferred tax liabilities and assets are attributable to the following:

	Assets		Liabilities		Net	
	2006	2005	2006	2005	2006	2005
Intangible assets	21	25	7,529	8,472	7,508	8,447
Property, plant and equipment	2,625	438	5,896	3,781	3,271	3,343
Investments	30	- 20	38	20	8	40
Hedge instruments	2	6	- 275	- 460	- 277	- 466
Current assets	- 4	12	8	63	12	51
Provisions	390	815	- 230	- 143	- 620	- 958
Debt	80	31	- 310	- 504	- 390	- 535
Tax losses carried forward	1,073	98	-	-	- 1,073	- 98
Other	27	6	111	46	84	40
Deferred tax	4,244	1,411	12,767	11,275	8,523	9,864
Set off of tax	- 184	- 102	- 184	- 102	-	-
Net deferred tax	4,060	1,309	12,583	11,173	8,523	9,864

All amounts in DKK million (In parenthesis the corresponding figures for 2005)

Note 10 continued

Unrecognised deferred tax assets

In relation to the special hydrocarbon tax, there are at 31 December 2006 field losses carried forward and unused tax allowances of a tax value of DKK 1.6b (DKK 5.4b) in total. No tax value is recognised since there is uncertainty as to whether it can be utilised.

Furthermore, deferred tax assets have not been recognised in respect of the following items:

	2006	2005
Deductible temporary differences	2,468	1,190
Tax losses carried forward	968	1,551
	3,436	2,741

Tax losses have no significant time limitation. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits will be available against which the Group can utilise these assets.

There are no significant tax liabilities on investment in subsidiaries, associated companies and jointly controlled companies.

11 Stocks and inventories	2006	2005
Raw material and consumables	1,535	927
Work in progress	210	246
Finished goods and goods for resale	4,365	2,651
	6,110	3,824
Bunkers	2,150	2,328
	8,260	6,152

Costs of goods used amounts to DKK 37b (DKK 22b).

All amounts in DKK million (In parenthesis the corresponding figures for 2005)

12 Financial instruments

	Carrying amount		Effective interest rate		Average duration – years	
Bonds	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
DKK	11,319	7,249	4.3%	3.8%	2.7	1.9
EUR	2,306	3,422	4.1%	2.5%	0.3	1.1
USD	3,295	515	5.0%	4.9%	1.9	0.0
Other currencies	145	274	5.6%	4.3%	0.1	0.0
	17,065	11,460				
Shares						
Listed shares	3,556	3,029				
Non listed shares	2,012	1,727				
	5,568	4,756				
Total bonds and shares	22,633	16,216				
Hereof: Fixed assets	1,683	1,310				
Current assets	20,950	14,906				

Receivables

Long-term receivables include interest-bearing bank deposits of DKK 1,907m (DKK 2,384m) pledged as security for leasing obligations.

Cash and cash equivalents

	2006	2005
USD	11,891	7,718
EUR	2,314	3,820
DKK	2,894	1,594
Other currencies	5,789	6,132
	22,888	19,264

Bank and other credit institutions, etc.

	2006				2005			
	Interest spread				Interest spread			
	0-3%	3-6%	6%-	Total	0-3%	3-6%	6%-	Total
USD	666	63,656	17,245	81,567	368	54,900	12,912	68,180
EUR	94	4,336	30	4,460	200	626	20	846
DKK	32	9,479	212	9,723	2,808	6,350	255	9,413
Other currencies	90	5,448	3,242	8,780	904	9,413	3,201	13,518
	882	82,919	20,729	104,530	4,280	71,289	16,388	91,957
Of which bearing fixed interest, including interest swaps				57,289				52,192
Of which bearing floating interest, including interest swaps				47,241				39,765

Hedging

To hedge risks relating to interest, currencies, as well as crude oil and bunker prices, various derivative financial instruments are used. Further information in the Financial Report page 34.

All amounts in DKK million (In parenthesis the corresponding figures for 2005)

Note 12 continued

Exchange rate adjustment

Profit for the year includes exchange rate adjustment of bank deposits, loans and working capital at a total of DKK - 209m (DKK - 212m).

Interest rate swaps

Interest rate swaps are used to hedge interest rate exposure on loans. The fair value of interest rate swaps can be specified as follows:

	Fair value	
	2006	2005
USD	1	- 26
EUR	2	-
DKK	8	28
Other currencies	- 54	- 64
	- 43	- 62
Of which additions from business combinations	-	- 156
Of which recognised	96	207
For future recognition	- 139	- 113

The fair value to be recognised in future periods relates to the conversion of floating interest to fixed interest on loans and is expected to be recognised within 7 years.

Forward exchange contracts and option contracts

Forward exchange and option contracts are used to hedge the currency risk related to recognised and unrecognised transactions. The net principal amount for purchase/sale and fair value of forward exchange and option contracts can be specified as follows:

	Principal Purchase/sale(-), net		Fair value	
	2006	2005	2006	2005
DKK	6,697	8,076	231	- 667
USD	- 631	- 178	138	274
EUR	10,406	2,135	324	- 535
Other currencies	14,984	10,812	166	188
			859	- 740
Of which additions from business combinations			-	265
Of which recognised			289	- 326
For future recognition			570	- 679

The fair value to be recognised in future periods relates to hedging of expected revenue and expenses within the next 3 years.

All amounts in DKK million (In parenthesis the corresponding figures for 2005)

Note 12 continued

Other hedges

Freight and oil price hedges are entered in to hedge oil prices, freight and bunkers. The principal amount and fair value of freight and oil price hedges can be specified as follows:

	Principal Purchase/sale(-), net		Fair value	
	2006	**2005**	**2006**	**2005**
Oil price hedges	- 17,469	- 19,823	- 582	- 789
Freight hedges	- 11	- 46	5	11
Raw material hedges	-	75	-	30
			- 577	- 748
Of which additions from business combinations			-	- 650
Of which recognised			- 207	228
For future recognition			- 370	- 326

The fair value to be recognised in future periods relates to hedging of cash flow for 2007-2010.

Time of recognition

Financial assets and liabilities are recognised at the trading day.

Credit risks

The A.P. Moller - Maersk Group has no particular concentration of credit risks.

13 Share capital

Own shares (B shares):	No. of shares of DKK 1,000		Nominal value		% of share capital	
	2006	**2005**	**2006**	**2005**	**2006**	**2005**
1 January	280,959	280,959	281	281	6.4%	6.4%
31 December	280,959	280,959	281	281	6.4%	6.4%

14 Earnings per share

The calculation of basic earnings per share at 31 December 2006 is based on the profit for the year of DKK 15,557m (DKK 20,090m) and an average number of shares issued during the year ended 31 December 2006 of 4,114,641 shares (4,114,641 shares).

Calculated as follows:	**2006**	**2005**
Issued shares at 1 January	4,395,600	4,395,600
Own shares	280,959	280,959
Average number of shares at 31 December	4,114,641	4,114,641

Earnings per share can hereafter be calculated as DKK 3,781 (DKK 4,883). Hereof earnings per share for discontinued operations amount to DKK 36 (DKK 98).

There is no dilutive effect on earnings per share as there are no convertible instruments, no share option programme and no share issue programme.

All amounts in DKK million (In parenthesis the corresponding figures for 2005)

15 Employee benefits	2006	2005
Present value of unfunded obligations	983	614
Present value of funded obligations	12,667	12,897
Total present value of obligations at 31 December	13,650	13,511
Fair value of plan assets	- 10,518	- 10,017
Adjustment, asset ceiling	98	60
Net obligations at 31 December	3,230	3,554
Changes in the fair value of the plan assets		
Fair value at 1 January	10,017	2,447
New pension plans	45	784
Expected return on plan assets	611	309
Changes related to acquisitions/disposals of companies	-	5,686
Pension benefits paid	- 854	- 442
Contributions from the Group	696	376
Contributions from employees	34	28
Actuarial gains/losses	- 15	572
Exchange rate adjustment	- 16	257
Fair value at 31 December	10,518	10,017
The major categories of plan assets are as follows		
Shares	5,542	5,231
Bonds	4,125	3,898
Buildings	188	211
Cash and cash equivalents	377	397
Other assets	286	280
Fair value at 31 December	10,518	10,017

The plan assets do not include assets used by the Group or own shares. The actual return on assets in 2006 amounts to DKK 596m (DKK 881m).

Changes in the liability for defined benefit obligations	2006	2005
Gross liability at 1 January	13,511	3,402
Expenses recognised in the income statement	268	204
Interest on obligations	625	350
Actuarial gains/losses	- 103	554
Changes related to acquisitions/disposals of companies	30	7,998
Changes in plans/new plans, etc.	398	1,047
Curtailments/settlements	- 361	- 190
Pension benefits paid	- 651	- 232
Exchange rate adjustment	- 67	378
Gross liability at 31 December	13,650	13,511

All amounts in DKK million (In parenthesis the corresponding figures for 2005)

Note 15 continued

Expenses recognised in the income statement	**2006**	**2005**
Current service costs	268	204
Interest on obligation	625	350
Expected return on plan assets	- 611	- 309
Employee contributions	- 34	- 28
Other expenses	92	2
Loss at curtailments and settlements	- 158	20
	182	239

Accumulated actuarial gains/losses		
Losses at 1 January	265	275
Actuarial losses/gains for the year	- 88	- 18
Settlements	- 15	-
Exchange rate adjustment	- 12	8
Accumulated losses at 31 December	150	265

In 2007, the Group expects to pay DKK 431m in defined benefit plans (DKK 460m for 2006).

Actuarial assumptions

Principal actuarial assumptions at the balance sheet date expressed as weighted averages:

Discount rate	4.9%	4.8%
Rate of inflation	2.8%	2.5%
Expected return on plan assets	6.4%	5.9%
Future salary increase	4.0%	3.8%
Medical cost trend rate	5.0%	5.0%
Future pension increases	2.1%	1.9%

Pensions Historical information	**2006**	**2005**	**2004**
Present value of the defined benefit obligations	13,650	13,511	3,402
Fair value of plan assets	- 10,518	- 10,017	- 2,447
Assets not recognised, asset ceiling	98	60	42
Deficit 31 December	3,230	3,554	997
Experience adjustments arising on plan liabilities	- 382	- 32	34
Experience adjustments arising on plan pension assets	- 15	572	43

General description of the pension plans in the Financial Report page 33.

Multi-employer plans

Due to collective agreements, some companies in the A.P. Moller - Maersk Group participate together with other enterprises in defined benefit pension and health insurance schemes for current and retired employees (multi-employer plans). In 2006, the Group's contribution is estimated at DKK 629m (DKK 497m).

No reliable basis exists for apportioning the benefit obligations and plan assets to individual employer participants. The Group's portion of such amounts could be significant. Underfunding in some of the schemes can necessitate increased contributions in the future. Based on the most recent financial data available from the plans' trustees, the total plan assets approximate DKK 47b (DKK 50b) and the actuarial calculated obligations approximate DKK 52b (DKK 56b). In general, the plan contributions are based on man hours worked or cargo tonnage handled, or a combination.

All amounts in DKK million (In parenthesis the corresponding figures for 2005)

16 Provisions

	Abandonment	Restructuring	Other	Total
Balance at 1 January 2006	4,019	1,421	4,873	10,313
Unwind of discount	167	-	-	167
Provisions made during the year	669	325	2,602	3,596
Provisions used during the year	18	1,029	781	1,828
Provisions reversed during the year	-	314	1,013	1,327
Transfer	-	-	507	507
Exchange rate adjustment	- 458	- 74	- 388	- 920
Balance at 31 December 2006	4,379	329	5,800	10,508
Current	17	283	994	1,294
Non-current	4,362	46	4,806	9,214
	4,379	329	5,800	10,508

Provisions for abandonment comprise the net present value of estimated costs for abandonment of oil and gas fields. Restructuring includes provisions for decided and publicly announced restructurings. This includes integration costs relating to acquired companies. Other includes provisions for guarantees, risks related to insurance agreements, legal disputes, etc. The provisions are encumbered with considerable uncertainty. Reversal of provisions are primarily related to integration costs and legal disputes, etc.

17 Bank and other credit institutions, etc.

	Carrying amount	Fair value	Carrying amount	Fair value
	2006	**2006**	**2005**	**2005**
Non-current liabilities:				
Bank and other credit institutions, etc.	72,382	73,681	57,620	58,171
Finance leases	17,263	17,570	20,136	20,141
	89,645	91,251	77,756	78,312
Current liabilities:				
Bank and other credit institutions, etc.	13,005	13,241	11,613	11,685
Finance leases	1,880	1,913	2,588	2,589
	14,885	15,154	14,201	14,274
Due as follows:				
Within one year	14,885		14,201	
Between one and five years	42,746		29,393	
After five years	46,899		48,363	
	104,530		91,957	

Finance leases:	Payments	Interest	Principal	Payments	Interest	Principal
	2006	**2006**	**2006**	**2005**	**2005**	**2005**
Within one year	3,058	1,178	1,880	3,368	780	2,588
Between one and five years	11,327	3,549	7,778	10,973	3,033	7,940
After five years	13,329	3,844	9,485	15,608	3,412	12,196
	27,714	8,571	19,143	29,949	7,225	22,724

Further information about the Group's exposure to interest rate and foreign currency risks, in note 12.

General description of lease agreements in the Financial Report page 33.

All amounts in DKK million (In parenthesis the corresponding figures for 2005)

18 Other financial obligations

Operating leases

As part of the Group's activities, customary agreements are concluded regarding charter and operating lease of ships, containers, port facilities, etc. The future charter and operating lease payments are:

	2006	2005
Within one year	18,136	17,444
Between one and five years	37,216	37,556
After five years	43,647	28,911
	98,999	83,911
Lease paid during the year	16,416	15,432

Segment distribution:	Within one year	Between one and five years	After five years	Total
Container shipping and related activities	15,649	29,741	35,462	80,852
Tankers, offshore and other shipping activities	1,462	4,919	6,348	12,729
Oil and gas activities	180	210	138	528
Retail activity	401	824	563	1,788
Others	444	1,522	1,136	3,102
Total 2006	18,136	37,216	43,647	98,999

Obligations related to acquisition of fixed assets

At the end of 2006, the A.P. Moller - Maersk Group has capital commitments relating to ships, rigs, containers, terminals, etc. on order amounting to DKK 51b (DKK 50b).

Other obligations

Guarantees amount to DKK 350m (DKK 153m).

The necessary facility of USD 239m (USD 239m) has been established in order to meet the requirements for trading in the USA under the American Oil Pollution Act of 1990 (Certificate of Financial Responsibility).

When exploring or producing oil in foreign countries, each subsidiary is generally liable for contractual obligations jointly with the other consortium associates.

Tax may crystalise if the tonnage tax regimes are left.

19 Change in working capital	2006	2005
Stocks and inventories	- 834	- 1,243
Trade receivables	- 5,279	- 1,701
Other receivables and prepayments, etc.	- 1,665	- 621
Trade payables and other payables, etc.	2,443	- 241
	- 5,335	- 3,806

All amounts in DKK million (In parenthesis the corresponding figures for 2005)

20 Related parties	Party with controlling influence 1)		Associates		Jointly controlled companies		Key management personel 2)	
	2006	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
Revenue	-	-	2	2	142	142	3	5
Other operating income	-	0	22	-	29	-	2	1
Remuneration to management	-	-	-	-	-	-	98	86
External costs, etc.	1	0	776	1,307	1,310	446	3) 248	3) 181
Sale of companies and non-current assets	-	26	-	-	-	-	155	-
Financial income	-	-	575	297	6	5	-	-
Financial expenses	-	-	511	268	-	-	-	-
Long-term receivables	-	-	250	362	234	26	-	-
Trade receivables	-	-	-	28	36	58	30	1
Other receivables	-	-	159	88	27	18	-	-
Securities	-	-	1,212	618	-	-	-	-
Non-current bank and other credit institutions, etc.	-	-	4,179	1,751	-	-	-	-
Current bank and other credit institutions, etc.	-	-	2,880	3,506	25	-	-	-
Cash and cash equivalents	-	-	5,404	5,703	-	-	-	-
Trade payables	-	-	13	1	10	1	19	5
Other payables	-	-	102	514	-	-	-	-

1) *A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal has the controlling influence.*

2) *The Board of Director's, the Management Board and the Executive Board in A.P. Møller - Mærsk A/S as well as in A.P. Moller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal and their close relatives (including undertakings under their significant influence).*

3) *Includes commission to Maersk Broker K/S from chartering, purchase and sale of ships as well as time charter hire to part owners.*

In relation to Danske Bank A/S' arrangement of payment transactions, sale and purchase of securities, etc. only the related costs are included in the above.

For jointly controlled companies, only the non-eliminated part is included.

Dividends received and for distribution are not included.

All amounts in DKK million (In parenthesis the corresponding figures for 2005)

21 Interests in joint ventures

The jointly controlled companies listed on page 103 are included pro rata in the consolidated financial statement for the Group with the following amounts:

	2006	2005
Revenue	18,246	29,440
Expenses, depreciation, amortisation and interest, etc.	17,276	28,261
Net result	970	1,179
Non-current assets	5,726	7,160
Current assets	1,559	10,972
Non-current liabilities	2,295	1,815
Current liabilities	2,026	9,261
Net assets	2,964	7,056

Until 31 May 2006 figures for Dansk Supermarked Group have been included pro rata with 50%. Some companies have during 2006 changed from associated companies to jointly controled.

The Group has not assumed any particular contingent liabilities or investment obligations in respect of joint ventures. The Group's share of the contingent liabilities of joint ventures amounts to DKK 5m (DKK 128m) at 31 December.

22 Acquisitions and disposals of subsidiaries and activities

Acquisitions and disposals of subsidiaries and activities have had the following effect on the Group's assets and liabilities:

	2006		2005	
	Acquisitions	Disposals	Acquisitions	Disposals
Non-current assets	1,696	219	73,169	421
Current assets	347	643	14,453	1,724
Minority interests	456	-	-	-
Provisions	81	38	5,780	173
Current liabilities	723	420	42,021	1,346
Acquired/disposed net assets	783	404	39,821	626
Goodwill/negative goodwill, net	30	-	- 118	-
Gains/losses on disposals	-	427	-	- 42
Purchase/sales price including transaction costs	813	831	39,703	584
Transfer from associated companies	- 458	-	-	-
Cash in acquired/disposed companies	- 146	- 12	- 5,636	- 635
Cash flow from acquisitions and disposals of companies and activities	209	819	34,067	- 51

Acquisitions in 2006

Acquisitions in 2006 primarily comprise the purchase in January 2006 of additional 5% shares in the previously 46% owned associated company Gujarat Pipavav Limited, India. In connection with this purchase of shares, the main adjustment between accounting values prior to the acquisition and market values at the time of acquisition is the recognition of rights of DKK 813 million.

For other acquisition there have not been major differences between the accounting value of the assets and liabilities at the time of the acquisition and the corresponding market value.

All amounts in DKK million (In parenthesis the corresponding figures for 2005)

Note 22 continued

Change in the opening balance sheet regarding the P&O Nedlloyd N.V. Group

The stated opening balances at market value as per the take over date, 11 August 2005, has in accordance with IFRS within the first 12 months after the take over date been adjusted as follows:

	Original opening balance	Adjustment	Changed opening balance
Fixed assets	37,525	1,547	39,072
Current assets	10,686	- 1,008	9,678
Provisions	3,756	353	4,109
Debt liabilities other than provisions	27,492	186	27,678
Net assets	16,963	-	16,963

The total adjustments have not affected the previously measured values of acquired net assets. The re-allocation of fair values in the balance sheet relates primarily to the recognised financial lease commitments in the opening balance sheet, including separate gross recognised bank deposits provided as security for certain leasing arrangements. Furthermore, deferred tax has been adjusted. Comparative figures for 2005 have been adjusted.

Acquisitions in 2005

	Royal P&O Nedlloyd N.V.		Oil interests in Great Britain acquired from Kerr-McGee Corp.		Others		Total	
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Fixed assets	17,449	39,072	9,126	32,509	1,052	1,588	27,627	73,169
Current assets	8,420	9,678	4,256	4,209	490	566	13,166	14,453
Provisions	1,509	4,109	931	1,621	22	50	2,462	5,780
Liabilities	14,968	27,678	4,047	14,105	236	238	19,251	42,021
Net assets	9,392	16,963	8,404	20,992	1,284	1,866	19,080	39,821
Goodwill		-		-		- 118		- 118
Acquisition price in cash		16,963		20,992		1,748		39,703
Cash and liquid funds acquired		- 1,897		- 3,344		- 395		- 5,636
Net investment		15,066		17,648		1,353		34,067

If the acquisitions had occurred on 1 January 2005, Group revenue would have been approximately DKK 240b. It is not possible to estimate a result for this period.

Royal P&O Nedlloyd N.V.

On 11 August 2005, A.P. Møller - Mærsk A/S completed the acquisition of 95.6% of the shares of Royal P&O Nedlloyd N.V. The remaining shares have been acquired subsequently. The total acquisition price in cash amount to DKK 16,963m including costs of DKK 132m directly attributable to the acquisition.

The activities of Royal P&O Nedlloyd N.V. comprise container services, share of a number of container terminals, logistic activities and a 50% share in the airline, Martinair Holland N.V.

All amounts in DKK million (In parenthesis the corresponding figures for 2005)

Note 22 continued

In connection with clearance from the European Commission the companies have divested trades between Europe and South Africa.

In the period 11 August – 31 December 2005, Royal P&O Nedlloyd N.V. contributed with a net loss of DKK 2,262m after integration costs, depreciations, amortisation and impairment losses.

Oil interests acquired from Kerr-McGee Corporation

17 November 2005 the Group completed the acquisition of all the shares of Maersk Oil GB Ltd. (formerly Kerr-McGee GB Plc) for a cash consideration of DKK 20,992m including costs of DKK 25m directly attributable to the acquisition. The activities of Kerr-McGee covered interests in ten production fields, a number of smaller oil and gas discoveries as well as an exploration portfolio.

In the period 17 November – 31 December 2005, Maersk Oil GB Ltd. contributed, before the impairment loss mentioned in note 7, with a net loss of DKK 162m to the consolidated net profit for the year.

Other acquisitions

Other acquisitions comprise primarily Norse Merchant Group Ltd. In connection with this acquisition an income of DKK 151m is recognised under other operating income as negative goodwill at acquisition.

23 New accounting standards and interpretations

The following IFRS-standards and interpretations are implemented in the A.P. Moller - Maersk Group as per 1 January 2006:

- Adjusted IAS 39 "Financial instruments: Recognition and Measurement
- Adjusted IAS 21 "The Effects of Changes in Foreign Exchange Rates"
- IFRIC 4 " Determining whether an Agreement contains a Lease"

The implementation has had no effect on the accounting policies for the Group.

The implementation of IFRS 7 "Financial instruments: Disclosures" and changes to IAS 1 "Presentation of Financial Statements – Information on Equity" will be implemented as from 1 Januar 2007. IFRS 8 "Operating Segments" will be effective from 1 January 2009. The standards will only have effect for the notes in the Annual Accounts.

The released interpretation contribution on service concession agreements (IFRIC 12), which become, effective as of 1 January 2008, is not expected to have significant effects on the Group's accounting policies.

The implementation of IFRIC 7 – 11 is not expected to have any effect on the Group's accounting policies.

A.P. MØLLER - MÆRSK A/S

A.P. Møller - Mærsk A/S
Financial Highlights

Amounts in DKK million

	2006	2005	2004	2003	2002
Revenue	137,267	103,564	85,850	81,888	81,862
Profit before depreciation, amortisation and impairment losses, etc.	17,554	27,592	21,337	19,012	17,040
Depreciation, amortisation and impairment losses	4,145	6,260	6,224	6,945	8,747
Gains on sale of companies, ships, rigs, etc.	2,285	1,274	3,200	495	342
Subsidiaries and associated companies - share of profit before tax	-	-	-	10,849	10,091
Profit before financial items	15,694	22,606	18,313	23,411	18,726
Financial items, net	3,314	5,384	4,272	2,102	- 145
Value adjustment of financial assets	-	-	4,895	4,368	474
Profit before tax	19,008	27,990	27,480	29,881	19,055
Income tax expense	9,772	8,657	4,594	9,125	8,353
Profit for the year	9,236	19,333	22,886	20,756	10,702
Total assets	170,542	160,685	121,740	128,726	126,933
Equity	78,665	81,616	68,155	83,125	78,619
Investment in property, plant and equipment	12,758	18,136	13,261	11,196	9,523
Dividend per share, DKK	550	550	450	300	200

As from 1 January 2005 the accounting policies are in accordance with the International Financial Reporting Standards (IFRS). Comparative figures for 2004 have been restated. Financial highlights for 2002 and 2003 have not been restated, except for change in functional currency. Please see the statement of accounting policies, page 45.

A.P. Møller - Mærsk A/S
Income Statement for 2006

All amounts in DKK million

Note		2006	2005
	Revenue	137,267	103,564
	Other operating income	383	359
1	External costs	120,096	76,331
	Profit before depreciation, amortisation and impairment losses, etc.	**17,554**	**27,592**
4,5	Depreciation, amortisation and impairment losses	4,145	6,260
	Gains on sale of ships, rigs, etc.	2,285	1,274
	Profit before financial items	**15,694**	**22,606**
	Dividends	4,514	6,774
2	Financial income	2,569	1,303
2	Financial expenses	3,769	2,693
	Profit before tax	**19,008**	**27,990**
3	Income tax expense	9,772	8,657
	Profit for the year	**9,236**	**19,333**
	Appropriation:		
	Dividend	2,418	2,418
	Retained earnings	6,818	16,915
		9,236	**19,333**
	Dividend per share, DKK	**550**	**550**

A.P. Møller - Mærsk A/S
Balance sheet at 31 December 2006

All amounts in DKK million

Note		2006	2005
	Assets		
4	**Intangible assets**	**585**	**641**
	Ships, rigs, containers, etc.	39,193	42,043
	Production plant and equipment, etc.	4,983	4,357
	Land and buildings	592	712
	Construction work in progress and payment on account for property, plants and equipment	11,971	8,638
5	**Total property, plant and equipment**	**56,739**	**55,750**
6	Investment in subsidiaries	27,003	29,912
6	Investments in associated companies, etc.	13,602	12,235
10	Other investments	881	528
	Interest bearing receivables from subsidiaries and associated companies	21,488	18,230
	Other receivables	1,111	445
	Total investments	**64,085**	**61,350**
7	**Deferred tax asset**	**2,398**	**508**
	Total non-current assets	**123,807**	**118,249**
8	**Stocks and inventories**	**2,303**	**1,666**
	Trade receivables	14,921	11,968
	Interest bearing receivables from subsidiaries and associated companies	3,228	9,502
	Other receivables	2,686	1,551
	Other receivables from subsidiaries and associated companies	6,569	4,121
	Prepayments	1,104	1,097
	Short-term receivables	**28,508**	**28,239**
10	Securities	7,273	7,574
10	Cash and cash equivalents	8,651	4,957
	Total current assets	**46,735**	**42,436**
	TOTAL ASSETS	**170,542**	**160,685**

A.P. Møller - Mærsk A/S
Balance sheet at 31 December 2006

All amounts in DKK million

Note		2006	2005
	Equity and liabilities		
9	Share capital	4,396	4,396
	Other reserves	71,851	74,802
	Dividend for distribution	2,418	2,418
	Equity	**78,665**	**81,616**
11	Provisions	4,585	4,817
10,12	Bank and other credit institutions, etc.	53,717	44,907
10,12	Interest bearing debt to subsidiaries	110	149
	Total non-current liabilities	**58,412**	**49,873**
11	Provisions	48	137
10,12	Bank and other credit institutions, etc.	2,536	3,248
10,12	Interest bearing debt to subsidiaries	10,081	7,899
	Trade payables	10,715	8,939
	Corporation tax, etc.	1,732	1,249
	Other payables	1,824	2,411
	Other debt to subsidiaries and associated companies	6,242	4,971
	Deferred income	287	342
	Total current liabilities	**33,465**	**29,196**
	Total liabilities	**91,877**	**79,069**
	TOTAL EQUITY AND LIABILITIES	**170,542**	**160,685**

14 Other financial obligations

15 Related parties

16 Accounting policies

17 New accounting standards and interpretations

A.P. Møller - Mærsk A/S
Cash Flow Statement for 2006

All amounts in DKK million

Note		2006	2005
	Profit before financial items	15,694	22,606
4,5	Depreciation, amortisation, and impairment losses	4,145	6,260
	Other non-cash items	1,517	230
	Gains on sale of ships, rigs, etc.	- 2,285	- 1,274
13	Change in working capital	- 5,471	- 3,430
	Financial income, received	1,530	1,988
	Financial expenses, paid	- 3,407	- 1,735
	Dividends received	4,514	6,774
	Taxes paid	- 11,752	- 8,282
	Cash flow from operating activities	**4,485**	**23,187**
	Purchase of fixed assets	- 12,763	- 18,307
	Disposal of fixed assets	4,031	5,944
6	Acquisition of subsidiaries and activities	- 427	- 23,401
	Disposal of subsidiaries and activities	11	113
6	Acquisition/disposal of investments in associated companies, etc.	- 3,006	- 2,341
	Cash flow used for non-current investing activities	**- 12,154**	**- 37,992**
	Purchase of marketable securities	- 6,838	- 10,143
	Sale of marketable securities	7,280	18,924
	Cash flow used for investing activities	**- 11,712**	**- 29,211**
	Repayment of loans	- 3,308	- 5,924
	Proceeds from loans	16,944	27,341
	Movements in interest bearing loans to/from subsidiaries, net	3,341	- 17,763
	Own shares, acquired from subsidiaries	- 3,051	-
	Dividends distributed	- 2,285	- 1,966
	Cash flow from financing activities	**11,641**	**1,688**
	Net cash flow for the year	**4,414**	**- 4,336**
	Cash and cash equivalents at 1 January	4,957	8,342
	Exchange rate adjustment of cash and cash equivalents, etc.	- 720	951
10	**Cash and cash equivalents at 31 December**	**8,651**	**4,957**

A.P. Møller - Mærsk A/S
Equity Statement for 2006

Including statement of recognised income and expenses. All amounts in DKK million

	Share capital	Retained earnings	Dividend for distribution	Total
Equity at 1 January 2005	**4,396**	**61,781**	**1,978**	**68,155**
Effect of Danske Bank, changed to associated company	-	- 12,472	-	- 12,472
Available for sale investments:				
Value adjustment taken to equity	-	156	-	156
Cash flow hedges:				
Value adjustment taken to equity	-	- 1,078	-	- 1,078
Exchange rate adjustment on translating from functional currency to reporting currency	-	9,530	-	9,530
Tax on items taken directly to equity	-	- 42	-	- 42
Income and expenses recognised directly in equity	-	- 3,906	-	- 3,906
Profit for the year	-	16,915	2,418	19,333
Total recognised income and expenses	-	13,009	2,418	15,427
Dividends to shareholders	-	12	- 1,978	- 1,966
Equity at 31 December 2005	**4,396**	**74,802**	**2,418**	**81,616**
Available for sale investments:				
Value adjustment taken to equity	-	354	-	354
Cash flow hedges:				
Value adjustment taken to equity	-	1,398	-	1,398
Exchange rate adjustment on translating from functional currency to reporting currency	-	- 8,599	-	- 8,599
Tax on items taken directly to equity	-	- 4	-	- 4
Income and expenses recognised directly in equity	-	- 6,851	-	- 6,851
Profit for the year	-	6,818	2,418	9,236
Total recognised income and expenses	-	- 33	2,418	2,385
Own shares acquired from subsidiaries	-	- 3,051	-	- 3,051
Dividends to shareholders	-	133	- 2,418	- 2,285
Equity at 31 December 2006	**4,396**	**71,851**	**2,418**	**78,665**

All amounts in DKK million (In parenthesis the corresponding figures for 2005)

1 External costs

Fee to the board of directors DKK 14m (DKK 13m). The Company has no employees of its own as all engaged are employed by Rederiet A.P. Møller A/S.

External costs include fees etc. to the managing owner, Firmaet A.P. Møller DKK 61m (DKK 61m).

The Company does not use share based incentive schemes.

Fees to the statutory auditors of A.P. Møller - Mærsk A/S:		2006	2005
G. Fisker Tomczyk:	Fee for auditing	7	7
	Fee for services other than auditing	6	8
J. Ridder Olsen:	Fee for auditing	7	-
	Fee for services other than auditing	7	-
S. Thorup Sørensen:	Fee for auditing	-	7
	Fee for services other than auditing	-	8

Costs related to exploration in oil and gas activities are recognised in external costs with DKK 10m (DKK 118m).

2 Financial income and expenses

	2006	2005
Interest income	1,769	1,075
Exchange rate adjustment, net	195	-
Reversal of write-down of investments in subsidiaries and associated companies	-	35
Fair value adjustment of securities	605	193
Financial income	2,569	1,303
Interest expenses	3,069	1,635
Exchange rate adjustment, net	-	980
Write-down of investments in subsidiaries and associated companies	588	-
Unwind of discount on provisions	112	78
Financial expenses	3,769	2,693

All amounts in DKK million (In parenthesis the corresponding figures for 2005)

3	**Income tax expense**	**2006**	**2005**
	Current tax		
	Current year including hydrocarbon tax	12,502	8,746
	Deferred tax expense		
	Adjustments of temporary differences including deferred tax asset, previously not recognised	- 2,730	- 89
	Income tax expense	9,772	8,657
	Deferred tax recognised directly in equity	- 4	- 42
	Income tax expense is specified as follows		
	Profit before tax	19,008	27,990
	Income subject to Danish and foreign tonnage taxation, etc.	3,766	- 6,664
		22,774	21,326
	Calculated 28% tax hereof	6,377	5,971
	Additional tax in oil segment	6,859	4,427
	Freight and tonnage taxes, etc.	457	258
	Gains related to shares, dividends, etc.	- 1,053	- 1,959
	Adjustment to previous years' taxes	- 8	- 26
	Deferred tax asset, not previously recognised	- 2,982	-
	Other permanent differences, etc.	122	- 14
	Income tax expense	9,772	8,657

All amounts in DKK million (In parenthesis the corresponding figures for 2005)

4 Intangible assets

	Goodwill	IT software	Total
Cost			
Balance at 1 January 2005	56	636	692
Additions during the year	-	179	179
Exchange rate adjustment	5	110	115
Balance at 31 December 2005	61	925	986
Additions during the year	-	133	133
Disposals during the year	61	-	61
Exchange rate adjustment	-	- 103	- 103
Balance at 31 December 2006	-	955	955
Amortisation and impairment losses			
Balance at 1 January 2005	-	116	116
Amortisation for the year	-	142	142
Impairment losses for the year	61	-	61
Exchange rate adjustment	-	26	26
Balance at 31 December 2005	61	284	345
Amortisation for the year	-	122	122
Disposals during the year	61	-	61
Exchange rate adjustment	-	- 36	- 36
Balance at 31 December 2006	-	370	370
Carrying amount at 31 December 2005	-	641*	641
Carrying amount at 31 December 2006	-	585*	585

*) DKK 465m (DKK 432m) of this is related to ongoing development of IT software.

All amounts in DKK million (In parenthesis the corresponding figures for 2005)

5 Property, plant and equipment

	Ships, rigs, containers, etc.	Production plant and equip-ment, etc.	Land and buildings	Construction work in progress and payment on account for property, plant and equipment	Total
Cost					
Balance at 1 January 2005	67,311	24,868	221	5,667	98,067
Additions during the year	6,001	-	225	11,910	18,136
Disposals during the year	3,416	16	29	3,914	7,375
Transfer	4,380	1,235	401	- 6,016	-
Exchange rate adjustment	10,934	3,965	67	991	15,957
Balance at 31 December 2005	85,210	30,052	885	8,638	124,785
Additions during the year	2,639	94	-	10,025	12,758
Disposals during the year	6,511	5	-	549	7,065
Transfer	3,324	1,703	-	- 5,027	-
Exchange rate adjustment	- 8,903	- 3,235	- 97	- 1,116	- 13,351
Balance at 31 December 2006	75,759	28,609	788	11,971	117,127
Depreciation and impairment losses					
Balance at 1 January 2005	34,150	21,817	130	154	56,251
Depreciation for the year	5,583	442	32	-	6,057
Disposals during the year	2,245	6	10	-	2,261
Transfer	169	-	-	- 169	-
Exchange rate adjustment	5,510	3,442	21	15	8,988
Balance at 31 December 2005	43,167	25,695	173	-	69,035
Depreciation for the year	3,321	659	43	-	4,023
Disposals during the year	5,504	3	-	-	5,507
Exchange rate adjustment	- 4,418	- 2,725	- 20	-	- 7,163
Balance at 31 December 2006	36,566	23,626	196	-	60,388
Carrying amount at 31 December 2005	42,043	4,357	712	8,638	55,750
Hereof financial leased assets	1,041	-	-	-	1,041
Carrying amount at 31 December 2006	39,193	4,983	592	11,971	56,739
Hereof financial leased assets	485	-	-	-	485

Financial obligations

Bank loans and other debt to credit institutions, etc. are secured on ships, etc. and containers in the amount of DKK 13,230m (DKK 8,248m). The carrying amount of the ships, etc. and containers provided as security is DKK 11,382m (DKK 10,623m).

All amounts in DKK million (In parenthesis the corresponding figures for 2005)

6 Investment in subsidiaries and associated companies, etc.

	Investment in subsidiaries	Investment in associated companies
Cost		
Balance at 1 January 2005	11,748	1,555
Transfer	-	6,900
Additions during the year	17,375	2,341
Disposals during the year	267	-
Exchange rate adjustment	2,795	1,459
Balance at 31 December 2005	31,651	12,255
Transfer	52	- 52
Additions during the year	427	3,006
Exchange rate adjustment	- 3,337	- 1,429
Balance at 31 December 2006	28,793	13,780
Write-downs		
Balance at 1 January 2005	1,393	3
Write-downs for the year	121	17
Exchange rate adjustment	225	-
Balance at 31 December 2005	1,739	20
Write-downs for the year *)	245	169
Exchange rate adjustment	- 194	- 11
Balance at 31 December 2006	1,790	178
Carrying amount at 31 December 2005	29,912	12,235
Carrying amount at 31 December 2006	27,003	13,602

*) Write-down of cost for non-current assets to lower value in use relates primarily to Danish Industrial companies.

All amounts in DKK million (In parenthesis the corresponding figures for 2005)

7 Deferred tax asset

Recognised deferred tax assets relate to the following items:

	Net	
	2006	2005
Property, plant and equipment	1,552	- 497
Investments	- 85	-
Hedge instruments	33	41
Current assets	- 105	- 3
Provisions	19	804
Losses carried forward	845	-
Liabilities	139	163
Deferred tax asset, net	2,398	508

Unrecognised deferred tax assets

In relation to the special hydrocarbon tax, there are at 31 December 2006 field losses carried forward and unused tax allowances of a tax value of about DKK 1.6b (DKK 5.4b) in total. No tax value is recognised in the accounts since there is uncertainty as to whether it can be utilised.

Furthermore, deferred tax assets have not been recognised in respect of the following items:

	2006	2005
Provisions	727	741

There are no significant tax liabilities on investment in subsidiaries, associated companies and jointly controlled companies.

8 Stocks and inventories

	2006	2005
Raw material and consumables	337	227
Bunkers	1,966	1,439
	2,303	1,666

9 Share capital

The share capital at 31 December 2006 comprises:

A shares DKK 2,197,800,000 divided into 2,197,518 shares of DKK 1,000 each and 564 shares of DKK 500 each.

B shares DKK 2,197,800,000 divided into 2,197,479 shares of DKK 1,000 each and 642 shares of DKK 500 each.

One A share of DKK 1,000 holds two votes. B shares have no voting rights.

Shareholders according to the Danish Companies Act section 28a are:	Share capital	Votes
A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal, Copenhagen, Denmark	40.76%	50.03%
A.P. Møller og Hustru Chastine Mc-Kinney Møllers Familiefond, Copenhagen, Denmark	10.60%	13.73%
Mærsk Mc-Kinney Møller, Copenhagen, Denmark	3.63%	6.41%
Den A.P. Møllerske Støttefond, Copenhagen, Denmark	2.94%	5.86%
Companies within the A.P. Moller - Maersk Group (own shares)	6.39%	0%

All amounts in DKK million (In parenthesis the corresponding figures for 2005)

Note 9 continued

Own shares (B shares):	No. of shares of DKK 1,000		Nominal value		% of share capital	
	2006	2005	2006	2005	2006	2005
1 January	184,401	28,283	184	28	4.20%	0.64%
Received as dividend/purchased from subsidiaries	56,429	156,118	57	156	1.28%	3.56%
31 December	240,830	184,401	241	184	5.48%	4.20%

10 Financial instruments

	Carrying amount		Effective interest rate		Average duration – years	
Bonds	2006	2005	2006	2005	2006	2005
DKK	2,089	2,813	4.2%	4.6%	1.4	2.4
EUR	-	2,124	-	2.4%	-	3.0
USD	2,544	-	4.8%	-	2.4	-
	4,633	4,937				
Shares						
Listed shares	2,338	2,157				
Non listed shares	1,183	1,008				
	3,521	3,165				
Total	8,154	8,102				
Hereof: Fixed assets	881	528				
Current assets	7,273	7,574				
Cash and cash equivalents						
USD	7,377	3,990				
EUR	127	189				
DKK	758	279				
Other currencies	389	499				
	8,651	4,957				

Bank and other credit institutions, interest bearing debt to subsidiaries, etc.

	2006				2005			
	Interest spread				Interest spread			
	0-3%	3-6%	6%-	Total	0-3%	3-6%	6%-	Total
USD	255	56,247	2,693	59,195	12	48,401	4,482	52,895
DKK	-	3,362	206	3,568	2,211	20	242	2,473
EUR	-	3,228	-	3,228	-	-	-	-
Other currencies	-	389	64	453	730	105	-	835
	255	63,226	2,963	66,444	2,953	48,526	4,724	56,203
Of which bearing fixed interest, including interest swaps				37,771				32,668
Of which bearing floating interest, including interest swaps				28,673				23,535

All amounts in DKK million (In parenthesis the corresponding figures for 2005)

Note 10 continued

Exchange rate adjustment

Profit for the year includes exchange rate adjustment of bank deposits, loans and working capital at a total of DKK 129m (DKK -118m).

Interest rate swaps

Interest rate swaps are used to hedge interest rate exposure on loans. The fair value of interest rate swaps can be specified as follows:

	Fair value	
	2006	**2005**
USD	- 124	- 148
DKK	- 6	-
Other currencies	- 23	- 6
	- 153	- 154
Of which recognised	47	119
For future recognition	- 200	- 273

The fair value to be recognised in future periods relates to conversion of floating interest to fixed interest on loans and is expected to be recognised within 7 years.

Forward exchange contract and option contracts

Forward exchange and option contracts are used to hedge the currency risk related to recognised and unrecognised transactions.

The net principal amount for purchase/sale and fair value of forward exchange and option contracts can be specified as follows:

	Principal Purchase/sale(-), net		Fair value	
	2006	**2005**	**2006**	**2005**
DKK	5,820	7,383	246	- 640
EUR	10,496	- 96	150	- 438
Other currencies	12,440	3,905	215	24
			611	- 1.054
Of which recognised			- 40	- 349
For future recognition			651	- 705

The fair value to be recognised in future periods relates to hedging of expected revenue and expenses within the next 3 years.

Time of recognition

Financial assets and liabilities are recognised on the trading day.

Credit risks

The Company has no particular concentration of credit risks.

All amounts in DKK million (In parenthesis the corresponding figures for 2005)

11 Provisions

	Abandonment	Other	Total
Balance at 1 January 2006	2,646	2,308	4,954
Unwind of discount	112	-	112
Provisions made during the year	128	662	790
Provisions used during the year	-	109	109
Provisions reversed during the year	-	646	646
Exchange rate adjustment	- 288	- 180	- 468
Balance at 31 December 2006	2,598	2,035	4,633
Current	-	48	48
Non-current	2,598	1,987	4,585
	2,598	2,035	4,633

Provisions for abandonment comprise the net present value of estimated costs for abandonment of oil and gas fields. The provisions are expected to be used during the period up to 2042.

Other provisions includes various commercial risks, legal disputes, etc.

The provisions are encumbered with considerable uncertainty.

12 Bank and other credit institutions, etc.

	Carrying amount	Fair value	Carrying amount	Fair value
	2006	**2006**	**2005**	**2005**
Non-current liabilities:				
Bank and other credit institutions, etc.	53,394	53,697	44,190	44,741
Finance leases	323	326	717	722
Subsidiaries *)	110	110	149	149
	53,827	54,133	45,056	45,612
Current liabilities:				
Bank and other credit institutions, etc.	2,304	2,472	2,958	3,030
Finance leases	232	232	290	292
Subsidiaries *)	10,081	10,081	7,899	7,899
	12,617	12,785	11,147	11,221
Due as follows:				
Within one year	12,617		11,147	
Between one and five years	25,556		14,462	
After five years	28,271		30,594	
	66,444		56,203	

**) Interest bearing debt to subsidiaries includes lease obligations of DKK 130m (DKK 173m).*

All amounts in DKK million (In parenthesis the corresponding figures for 2005)

Note 12 continued

Finance leases:	Payments 2006	Interest 2006	Principal 2006	Payments 2005	Interest 2005	Principal 2005
Within one year	283	28	255	364	50	314
Between one and five years	459	29	430	872	67	805
After five years	-	-	-	62	1	61
	742	57	685	1,298	118	1,180

Further information about the Company's exposure to interest rate and foreign currency risk in note 10.

13 **Change in working capital**	2006	2005
Stocks and inventories	- 853	- 554
Trade receivables	- 6,129	- 4,450
Other receivables, deferred income and prepayments, etc.	- 761	3,586
Receivables from subsidiaries and associated companies	- 2,925	- 2,155
Trade payables and other payables, etc.	3,426	- 1,149
Other debt to subsidiaries and associated companies	1,771	1,292
	- 5,471	- 3,430

14 Other financial obligations

Operating leases

As part of the Company's activities, customary agreements are concluded regarding charter and operating lease of ships, containers, port facilities, etc.

The future charter and operating lease payments are:	2006	2005
Within one year	23,712	12,639
Between one and five years	40,822	35,929
After five years	22,197	5,793
	86,731	54,361
Leases paid during the year	24,092	12,970

Obligations related to acquisition of fixed assets

At the end of 2006, A.P. Møller - Mærsk A/S has capital commitments relating to ships, rigs, containers, terminals, etc. on order amounting to DKK 37.5b (DKK 34.2b).

Other obligations

Guarantees amount to DKK 16,589m (DKK 1,591m). DKK 16,175m (DKK 1,219m) relates to subsidiaries and DKK 222m (DKK 218m) relates to jointly controlled companies.

The necessary facility of USD 239m (USD 239m) has been established in order to meet the requirements for trading in the USA under the American Oil Pollution Act of 1990 (Certificate of Financial Responsibility).

When exploring or producing oil in foreign countries, each subsidiary is generally liable for contractual obligations jointly with the other consortium associates.

Tax may crystalise if the Company leaves the tonnage tax regime.

All amounts in DKK million (In parenthesis the corresponding figures for 2005)

15 Related parties

	Party with controlling influence 1)		Subsidiaries		Associated companies		Jointly controlled companies		Key management personel 2)	
	2006	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
Revenue	-	-	6,120	3,541	-	-	220	-	3	5
Other operating income	-	0	220	10	-	-	33	-	1	1
Remuneration to management	-	-	-	-	-	-	-	-	83	74
External costs	1	0	56,522	19,380	760	1,278	2,094	496	3) 184	3) 175
Investment in companies and non-current assets	-	-	6,897	7,294	-	-	-	-	-	-
Sale of companies and non-current assets	-	26	610	-	-	-	-	-	155	-
Dividends 4)	-	-	2,968	5,439	1,244	1,102	63	-	-	-
Financial income	-	-	1,342	711	545	35	4	-	-	-
Financial expenses	-	-	868	339	447	125	-	-	-	-
Interest bearing receivables from subsidiaries and associated companies, non-current	-	-	21,144	17,903	56	327	288	-	-	-
Trade receivables	-	-	1,115	603	-	-	4	-	19	1
Interest bearing receivables from subsidiaries and associated companies, current	-	-	3,173	9,480	44	22	11	-	-	-
Other receivables from subsidiaries and associated companies, current	-	-	6,454	4,053	115	68	-	-	-	-
Prepayments	-	-	26	-	-	-	-	-	-	-
Cash	-	-	-	-	3,481	3,401	-	-	-	-
Bank and other credit institutions, etc., non-current	-	-	-	-	4,148	1,751	-	-	-	-
Interest bearing debt to subsidiaries, non-current	-	-	110	149	-	-	-	-	-	-
Interest bearing debt to subsidiaries, current	-	-	10,081	7,899	-	-	-	-	-	-
Trade payables, etc.	-	-	2,239	1,513	1	1	-	-	18	5
Other debt to subsidiaries and associated companies	-	-	6,140	4,457	102	514	-	-	-	-

1) *A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal has the controlling influence.*

2) *The Board of Directors, the Management Board and the Executive Board in A.P. Møller - Mærsk A/S as well as in A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal and their close relatives, (including undertakings under their significant influence).*

3) *Includes commission to Maersk Broker K/S from chartering, purchase and sale of ships as well as time charter hire to part owners.*

4) *Excluding own shares.*

All amounts in DKK million (In parenthesis the corresponding figures for 2005)

Note 15 continued

In relation to Danske Bank's arrangement of payment transactions, sale and purchase of securities, etc. only related costs are included in the above.

Dividends distributed are not included.

16 Accounting policies

The accounting policies for the Parent Company are identical with the accounting polices for the A.P. Moller - Maersk Group (see page 45) with the following exceptions:

- Shares in subsidiaries and associated companies are measured at cost or lower recoverable value.
- Dividends from subsidiaries and associates are taken as income.
- No segment information is disclosed.

17 New accounting standards and interpretations

The following IFRS-standards and interpretations are implemented as per 1 January 2006:

- Adjusted IAS 39 "Financial instruments: Recognition and Measuremen t
- Adjusted IAS 21 "The Effects of Changes in Foreign Exchange Rates"
- IFRIC 4 " Determining whether an Agreement contains a Lease"

The implementation has had no effect on the accounting policies for the Company.

The implementation of IFRS 7 "Financial instruments: Disclosures" and changes to IAS 1 "Presentation of Financial Statements – Information on Equity" will be implemented as from 1 January 2007. The standards will only effect the notes in the Annual Accounts.

The released interpretation contribution on service concession agreements (IFRIC 12), which becomes, effective as of 1 January 2008, is not expected to have significant effects on the Company's accounting policies.

The implementation of IFRIC 7–11 is not expected to have any effect on the Company's accounting policies.

A.P. Møller - Mærsk A/S
Other management duties

The Board:

Michael Pram Rasmussen, chairman (born in 1955)
Joined the board in 1999. Term of office will end in 2007.

Other management duties:
Coloplast A/S (chairman); Topdanmark A/S (chairman) and one subsidiary; William Demant Holding A/S and one subsidiary; Louisiana Museum of Modern Art.

Poul J. Svanholm, vice-chairman (born in 1933)
Joined the board in 1978. Term of office will end in 2008.

Other management duties:
Thomas B. Thriges Fond (chairman); Ejendomsselskabet Sankt Annæ Plads A/S and one subsidiary.

Ane Mærsk Mc-Kinney Uggla, vice-chairman (born in 1948)
Joined the board in 1991. Term of office will end in 2008.

Other management duties:
A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal (vice-chairman); Maersk Broker A/S; Maersk Broker K/S.

Nils Smedegaard Andersen (born in 1958)
Joined the board in 2005. Term of office will end in 2007.

Group CEO, Carlsberg A/S.

Other management duties:
Six subsidiaries to Carlsberg A/S; William Demant Holding A/S and one subsidiary.

Lars Kann-Rasmussen (born in 1939)
Joined the board in 1995. Term of office will end in 2008.

Other management duties:
VKR Holding A/S (chairman) and 8 subsidiaries; Villum Kann Rasmussen Fond (chairman); European Audit Committee Chairman's Forum.

Jan Leschly (born in 1940)
Joined the board in 2000. Term of office will end in 2008.

Chairman and managing partner for Care Capital LLC.

Other management duties:
American Express Company; adjunct professor at Copenhagen Business School.

Leise Mærsk Mc-Kinney Møller (born in 1941)
Joined the board in 1993. Term of office will end in 2007.

Other management duties:
A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal; Rederiet A.P. Møller A/S

Svend-Aage Nielsen (born in 1940)
Joined the board in 1993. Term of office will end in 2007.

Other management duties:
Nielsen & Nielsen Holding A/S (chairman) and two subsidiaries; Thrige Holding A/S (chairman) and three subsidiaries; Terma A/S (chairman); Marius Pedersen/Veolia Miljøservice Holding A/S (vice-chairman); PFA Pension, Forsikringsaktieselskab; MP Ejendomsaktieselskab, Ferritslev; FIH Erhvervsbank A/S; Entreprenør Marius Pedersens Fond; Thomas B. Thriges Fond.

Cecilie Mose Outzen (born in 1974)
Joined the board in 2006. Term of office will end in 2008.

Senior HR consultant (employee).

Other management duties:
Rederiet A.P. Møller A/S.

Henrik Lorensen Solmer (born in 1942)
Joined the board in 1998. Term of office will end in 2008.

Captain (employee).

Other management duties:
Rederiet A.P. Møller A/S.

Jess Søderberg (born in 1944)
Joined the board in 1991. Term of office will end in 2007.

Shipowner.

Other management duties:
F. Salling A/S (chairman); Dansk Supermarked A/S (chairman); Ejendomsaktieselskabet af 18. august 1958 (chairman); Rederiet A.P. Møller A/S; Maersk Broker A/S; Estemco A/S; Maersk Broker K/S; JPMorgan Chase International Council; Dansk Industri - Erhvervspolitisk Udvalg.

Jan Tøpholm (born in 1946)
Joined the board in 2001. Term of office will end in 2007.

CEO, Widex A/S.

Other management duties:
T & W Holding A/S (chairman); Widex Holding A/S (chairman) and one subsidiary; A.M. Denmark A/S (chairman); Tøpholm Holding A/S; A-huset Invest A/S; Weibel Scientific A/S; GSA Ejendomme A/S; T-Grunden A/S.

A.P. Møller - Mærsk A/S
Other management duties

Firmaet A.P. Møller:

Shipowner Mærsk Mc-Kinney Møller (born in 1913)

Other management duties:
A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal (chairman); Rederiet A.P. Møller A/S (chairman); Estemco A/S (chairman); Maersk Broker A/S (chairman); Aktieselskabet Klema (chairman); Bramsløkke Landbrug A/S (chairman); Maersk Broker K/S (chairman).

Shipowner Jess Søderberg (born in 1944)
Joined the management in 1985.

Other management duties:
F. Salling A/S (chairman); Dansk Supermarked A/S (chairman); Ejendomsaktieselskabet af 18. august 1958 (chairman); Rederiet A.P. Møller A/S; Maersk Broker A/S; Estemco A/S; Maersk Broker K/S; JPMorgan Chase International Council; Dansk Industri - Erhvervspolitisk Udvalg.

Shipowner Thomas Thune Andersen (born in 1955)
Joined the management in 2005.

Other management duties:
No management duties outside the A.P. Moller - Maersk Group.

Shipowner Eivind Kolding (born in 1959)
Joined the management in 2006.

Other management duties:
Danske Bank A/S (vice-chairman); F. Salling A/S; Dansk Supermarked A/S.

Shipowner Knud E. Stubkjær (born in 1956)
Joined the management in 1999.

Other management duties:
European Liner Affairs Association; International Council of Containership Operators.

Shipowner Tommy Thomsen (born in 1957)
Joined the management in 2001.

Other management duties:
No management duties outside the A.P. Moller - Maersk Group.

A.P. Moller - Maersk Group

The A.P. Moller - Maersk Group comprises A.P. Møller - Mærsk A/S and subsidiaries.

The A.P. Moller - Maersk Group operates within the following business segments:

Container Shipping and related activities
- Global container services (Maersk Line and Safmarine)
- Agency activities
- Logistics activities (Maersk Logistics)
- Container terminal, etc. (APM Terminals)
- Production of refrigerated- and dry containers (Maersk Container Industri)

Tankers, offshore and other shipping activities
- Tanker shipping with Crude-, Product-, LNG - and Gas carriers (Maersk Tankers)
- Car Carriers
- Offshore supply vessel activities with anchor handling vessels-, platform supply- and cable laying vessels (Maersk Supply Services)
- Drilling activities with "jack-up" and semi submersible drilling rigs (Maersk Contractors). Operation of floating production units. Operation of land rigs trough Egyptian Drilling Co. Ltd.
- Towing and salvage activities, etc. (SvitzerWijsmuller)
- Ferry services and door-to-door transport in North of Europe (Norfolkline)

Oil and gas Activities (Maersk Oil)
- Oil and gas exploration and production activity in the Danish sector of the North Sea, in UK, Qatar, Algeria and Kasakhstan
- Exploration activity in the North Sea (Norway and Germany), Oman, Morocco, Angola, Turkmenistan, Brazil, Colombia, Surinam and USA

Retail activity (Dansk Supermarked)
- Supermarkets and hypermarkets in Denmark. Convenience stores in Denmark, Germany, UK, Poland and Sweden

Shipyards, other industrial companies, interest in Danske Bank, etc.
- Shipyards in Denmark, Germany and the Baltic States
- Production of plastic articles
- 20% owner interest in Danske Bank
- Aviation primarily cargo

The A.P. Moller - Maersk Group comprises approximately 1,100 companies. All major companies and activities are included on the following pages so that all countries and all activities, in which the A.P. Moller - Maersk Group have presence are included.

A.P. Moller - Maersk Group
Company overview

Group companies

Company	Country of incorporation	Owned share
Agencia de Navagacao Maersk Macau Lda.	Macau	100%
A.P. Moller Finance S.A.	Switzerland	100%
A.P. Moller Singapore Pte. Ltd.	Singapore	100%
A.P.M. Holding Australia Pty. Ltd.	Australia	100%
Aktieselskabet Roulunds Fabriker	Odense, Denmark	100%
APM Pipelines A/S	Copenhagen, Denmark	100%
APM Saigon Shipping Company Limited	Vietnam	75%
APM Terminals A/S	Copenhagen, Denmark	100%
APM Terminals Apapa Ltd.	Nigeria	100%
APM Terminals Bahrain B.S.C.	Bahrain	80%
APM Terminals Dachan Co. Ltd.	Hong Kong	50%
APM Terminals Dalian Company Limited	Hong Kong	100%
APM Terminals International B.V.	The Netherlands	100%
APM Terminals (Jamaica) Ltd.	Jamaica	80%
APM Terminals Jordan LLC.	Jordan	100%
APM Terminals Kaliningrad LLC	Russia	100%
APM Terminals Maasvlakte II B.V.	The Netherlands	100%
APM Terminals Pacific Ltd.	USA	100%
APM Terminals Brasil Participacoes Ltda.	Brazil	100%
APM Terminals Romania SRL	Rumania	100%
APM Terminals Rotterdam B.V.	The Netherlands	100%
APM Terminals Shanghai Co. Ltd.	Hong Kong	100%
APM Terminals Tangier S.A.	Morocco	90%
APM Terminals Tianjin International Co. Ltd.	China	100%
APM Terminals Virginia, Inc.	USA	100%
APM Terminals Xiamen Company Ltd.	Hong Kong	100%
APM Terminals Yangshan Co. Ltd.	Hong Kong	100%
APM Terminals Zeebrügge N.V.	Belgium	100%
Aqaba Container Terminal Company Ltd.	Jordan	50%
Balti ES Ltd.	Estonia	100%

Company	Country of incorporation	Owned share
Bangkok Marine Company Limited	Thailand	49%
Bermutine Transport Corporation Limited	Bermuda	100%
Bolt Transport Corporation	Liberia	100%
Bridge Terminal Transport Canada Inc.	Canada	100%
Bridge Terminal Transport, Inc.	USA	100%
Brigantine Services Limited	Hong Kong	100%
Codan Gummi A/S	Køge, Denmark	100%
Constar Holdings Co. Ltd.	Taiwan	100%
Damco International B.V.	The Netherlands	100%
Danbor Service AS	Esbjerg, Denmark	100%
Dania Trucking A/S	Århus, Denmark	100%
Dansk Industri Syndikat A/S	Herlev, Denmark	100%
Dansk Supermarked A/S	Århus, Denmark	50%
DSL Star Express Inc.	USA	100%
Ejendomsselskabet Lindø A/S	Odense, Denmark	100%
Egyptian International Container Terminal SA	Switzerland	60%
ERS Railways B.V.	The Netherlands	100%
Esvagt A/S	Esbjerg, Denmark	75%
European Rail Shuttle B.V.	The Netherlands	100%
F. Salling A/S	Århus, Denmark	38%
Fute Maersk Agency	Belarus	100%
Gateway Terminals India Pvt. Ltd.	India	74%
Guangdong Orient Trucking Ltd.	China	100%
Gujarat Pipavav Port Limited	India	53%
Hudd Distribution Canada Inc.	Canada	100%
Hudd Distribution Services Inc.	USA	100%
K/S Membrane I	Copenhagen, Denmark	75%
K/S Membrane II	Copenhagen, Denmark	75%

A.P. Moller - Maersk Group
Company overview

Group companies

Company	Country of incorporation	Owned share
Live Oak Company Limited	Bermuda	100%
Loksa Shipyard Ltd.	Estonia	100%
Maersk Adria D.O.O.	Slovenia	100%
Maersk Agency Denmark A/S	Århus, Denmark	100%
Maersk Aircraft A/S	Dragør, Denmark	100%
Maersk Algerie SPA	Algeria	100%
Maersk (Angola) Lda.	Angola	100%
Maersk Argentina S.A.	Argentina	100%
Maersk A/S	Copenhagen, Denmark	100%
Maersk Australia Pty. Ltd.	Australia	100%
Maersk Bahamas Ltd.	Bahamas	100%
Maersk Bangladesh Limited	Bangladesh	100%
Maersk Benelux B.V.	The Netherlands	100%
Maersk Benin SA	Benin	100%
Maersk Beograd D.O.O.	Serbia	100%
Maersk Brasil (Brasmar) LTDA	Brazil	100%
Maersk Bulgaria Limited EOOD	Bulgaria	100%
Maersk Burkina Faso S.A.	Burkina Faso	100%
Maersk Burundi S.A.	Burundi	100%
Maersk Cambodia Ltd.	Cambodia	100%
Maersk Cameroun S.A.	Cameroon	100%
Maersk Canada Inc.	Canada	100%
Maersk Central America and Caribean Limited	Bermuda	100%
Maersk Chile S.A.	Chile	100%
Maersk (China) Shipping Company Limited	China	100%
Maersk Colombia S.A.	Colombia	100%
Maersk Congo RDC	The Democratic Republic Congo	100%
Maersk Congo S.A.	Congo	100%
Maersk Container Industri Dongguan Ltd.	China	100%
Maersk Container Industri Qindao Ltd.	China	100%
Maersk Contractors Newfoundland Limited	Canada	100%
Maersk Contractors Norge AS	Norway	100%
Maersk Costa Rica S.A.	Costa Rica	100%
Maersk Côte d'Ivoire SA	Ivory Coast	100%
Maersk Croatia D.O.O.	Croatia	100%
Maersk Customs Services, Inc.	USA	100%
Maersk Cyprus Ltd.	Cyprus	100%
Maersk Czech Republic S.R.O.	Czech Republic	100%
Maersk del Ecuador C.A.	Ecuador	100%
Maersk de Nicaragua S.A.	Nicaragua	100%
Maersk Denizcilik A.S.	Tyrkey	60%
Maersk Deutschland A/S & Co. KG.	Germany	100%
Maersk Dominicana S.A.	The Dominican Republic	100%
Maersk Eastern Europe ApS	Copenhagen, Denmark	100%
Maersk Eesti AS	Estonia	100%
Maersk Egypt for Maritime Transport (S.A.E.)	Egypt	100%
Maersk El Salvador S.A. de C.V.	El Salvador	100%
Maersk Energy UK Limited	United Kingdom	100%
Maersk Equipment Service Company, Inc.	USA	100%
Maersk Espana S.A.	Spain	100%
Maersk Ethiopia Private Ltd. Company	Etiopia	100%
Maersk Finland OY	Finland	100%
Maersk Fluid Technology Inc.	USA	100%
Maersk France S.A.	France	100%
Maersk Gabon S.A.	Gabon	26%
Maersk Gambia Limited	Gambia	100%
Maersk Georgia LLC	Georgia	100%
Maersk Ghana Limited	Ghana	100%
Maersk Global Service Centres Costa Rica S.A.	Costa Rica	100%
Maersk Global Service Centres (Guangdong) Ltd.	China	100%
Maersk Global Service Centres (Phillipines) Ltd.	Phillipines	100%
Maersk Guatamala S.A.	Guatamala	100%
Maersk Guinee S.A.	Guinea	100%

A.P. Moller - Maersk Group
Company overview

Group companies

Company	Country of incorporation	Owned share
Maersk Hellas Epe	Greece	100%
Maersk Honduras S.A.	Honduras	100%
Maersk Hong Kong Limited	Hong Kong	100%
Maersk Hungary KFT	Hungary	100%
Maersk Inc.	USA	100%
Maersk India Pvt. Limited	India	100%
Maersk Infotech Services (India) Private Limited	India	100%
Maersk Israel Ltd.	Israel	100%
Maersk Italia SPA	Italy	100%
Maersk Jordan W.L.L.	Jordan	50%
Maersk JSC	Kasakhstan	100%
Maersk Jupiter Drilling Corporation S.A.	Panama	100%
Maersk K.K.	Japan	100%
Maersk Kenya Ltd.	Kenya	100%
Maersk Korea Limited	South Korea	100%
Maersk Latvija SIA	Latvia	100%
Maersk Lebanon S.A.R.L.	Libanon	51%
Maersk Liberia Limited	Liberia	100%
Maersk Line, Limited	Panama	100%
Maersk Line UK	United Kingdom	100%
Maersk Logistics Benelux B.V.	The Netherlands	100%
Maersk Logistics (China) Company Limited	China	100%
Maersk Logistics Danmark A/S	Århus, Denmark	100%
Maersk Logistics Deutschland GmbH	Germany	100%
Maersk Logistics Hong Kong Ltd.	Hong Kong	100%
Maersk Logistics Nicaragua, S.A.	Nicaragua	100%
Maersk Logistics Sverige AB	Sweden	100%
Maersk Logistics Tanzania Ltd.	Tanzania	100%
Maersk Logistics UK Limited	United Kingdom	100%
Maersk Logistics USA Inc.	USA	100%
Maersk Madagascar SA	Madagascar	100%
Maersk (Malawi) Limited	Malawi	100%
Maersk Malaysia Sdn. Bhd.	Malaysia	70%

Company	Country of incorporation	Owned share
Maersk Mali S.A.	Mali	100%
Maersk Maritime S.A.S.	France	100%
Maersk Maroc S.A.	Morocco	100%
Maersk Mauritanie SA	Mauritania	60%
Maersk (Mauritius) Limited	Mauritius	100%
Maersk Mexico S.A. de C.V.	Mexico	100%
Maersk Mozambique Lda.	Mozambique	100%
Maersk Namibia (Pty) Ltd.	Namibia	100%
Maersk Nepal Private Ltd.	Nepal	95%
Maersk New Zealand Limited	New Zealand	100%
Maersk Niger S.A.	Niger	100%
Maersk Nigeria Limited	Nigeria	70%
Maersk Norge AS	Norway	100%
Maersk Oil America Inc.	USA	100%
Maersk Oil Angola AS	Copenhagen, Denmark	100%
Maersk Oil Brasil Ltda.	Brazil	100%
Maersk Oil B.V.	The Netherlands	100%
Maersk Oil Colombia AS	Copenhagen, Denmark	100%
Maersk Oil Egypt A/S	Copenhagen, Denmark	100%
Maersk Oil Exploration Norway AS	Norway	100%
Maersk Oil GB Ltd.	United Kingdom	100%
Maersk Oil Kazakhstan GmbH	Germany	100%
Maersk Oil Morocco GmbH	Germany	100%
Maersk Oil North Africa A/S	Copenhagen, Denmark	100%
Maersk Oil North Sea UK Limited	United Kingdom	100%
Maersk Oil Oman B.V.	The Netherlands	100%
Maersk Oil Qatar AS	Copenhagen, Denmark	100%
Maersk Oil Suriname B.V.	The Netherlands	100%
Maersk Oil Turkmenistan	The Netherlands	100%
Maersk Oil (UK) Limited	United Kingdom	100%
Maersk Pakistan (Pvt) Ltd.	Pakistan	100%

A.P. Moller - Maersk Group
Company overview

Group companies

Company	Country of incorporation	Owned share
Maersk Panama S.A.	Panama	100%
Maersk Peru S.A.	Peru	100%
Maersk Polska Sp.Zo.O.	Poland	100%
Maersk Portugal Lda.	Portugal	100%
Maersk Qatar Maritime Services W.L.L.	Qatar	100%
Maersk Romania SRL	Rumania	100%
Maersk Rwanda Limited	Rwanda	100%
Maersk Ship Design A/S	Odense, Denmark	100%
Maersk Shipping Ltd. (Sudan)	Sudan	51%
Maersk Shipping Services & Co. LLC.	Oman	65%
Maersk Sierra Leone	Sierra Leone	100%
Maersk Singapore Pte. Ltd.	Singapore	100%
Maersk Slovakia S.R.O.	Slovakia	100%
Maersk South Africa (Pty) Ltd.	South Africa	100%
Maersk South America Ltd.	Bermuda	100%
Maersk Supply Service A/S	Copenhagen, Denmark	100%
Maersk Sverige AB	Sweden	100%
Maersk Switzerland Ltd.	Switzerland	100%
Maersk Taiwan Ltd.	Taiwan	100%
Maersk Togo S.A.	Togo	100%
Maersk Training Centre A/S	Svendborg, Denmark	100%
Maersk Trinidad Ltd.	Trinidad Tobago	100%
Maersk Trucking (China) Co. Ltd.	Hong Kong	100%
Maersk Uganda Ltd.	Uganda	100%
Maersk Ukraine Ltd.	Ukraine	100%
Maersk Uruguay S.A.	Uruguay	100%
Maersk Vietnam Ltd.	Vietnam	100%
Maersk Zanzibar Ltd.	Zanzibar	100%
Maersk Österreich GmbH	Austria	100%
Maersk-Filipinas Inc.	Philippines	100%
MCC Transport Limited	United Kingdom	100%
MCC Transport Singapore Pte. Ltd.	Singapore	100%
Mærsk Container Industri A/S	Tinglev, Denmark	100%

Company	Country of incorporation	Owned share
Mærsk Olie og Gas AS	Copenhagen, Denmark	100%
Mærsk Olie, Algeriet AS	Copenhagen, Denmark	100%
Nedlloyd Container Line Ltd.	United Kingdom	100%
Nedlloyd B.V.	The Netherlands	100%
Nedlloyd Holding B.V.	The Netherlands	100%
Nedlloyd Holdings Ltd.	United Kingdom	100%
Nord France Terminal International O.U.	France	61%
Norfolkline B.V.	The Netherlands	100%
Norse Merchant Group Ltd.	United Kingdom	100%
Odense Staalskibsværft A/S	Odense, Denmark	100%
P.T. Maersk Indonesia	Indonesia	100%
P.T. Maersk Logistics Indonesia	Indonesia	100%
Pentalver Transport Limited	United Kingdom	100%
Rederiet A.P. Møller A/S	Copenhagen, Denmark	95%
Rosti A/S	Farum, Denmark	100%
Rotrex A/S	Herlev, Denmark	75%
Roulund Holding A/S	Odense, Denmark	100%
Röda Bolaget AB	Sweden	100%
Safmarine Container Lines N.V.	Belgium	100%
Safmarine (Proprietary) Limited	South Africa	100%
Shipbuilding Yard Baltija	Latvia	99%
Star Air A/S	Dragør, Denmark	100%
Suez Canal Container Terminal	Egypt	60%
SvitzerWijsmuller A/S	Copenhagen, Denmark	100%
Terminal 4 S.A.	Argentina	100%
The Maersk Company Canada Ltd.	Canada	100%
The Maersk Company (Ireland) Limited	Irland	100%

A.P. Moller - Maersk Group
Company overview

Group companies

Company	Country of incorporation	Owned share
The Maersk Company Limited	United Kingdom	100%
Transporte Maritimo Maersk Venezuela S.A.	Venezuela	100%
Trans- Siberian Express Service OOO	Russia	100%
UAB Maersk Lietuva	Latvia	100%
Universal Maritime Service Corporation	USA	100%
Volkswerft Stralsund GmbH	Germany	100%
Wijsmuller Groep Holding B.V.	The Netherlands	100%
ZAO Maersk	Russia	100%

Associated companies

Antwerp Gateway N.V.	Belgium	20%
Danske Bank	Copenhagen, Denmark	20%
Ejendomsaktieselskabet af 18. august 1958	Århus, Denmark	33%
Getma Gabon S.A.	Gabon	34%
Handytankers K/S	Copenhagen, Denmark	33%
Inttra Inc.	USA	65%
Maersk Kanoo (UAE) LLC	The United Arab Emirates	49%
Maersk Kanoo Bahrain W.L.L.	Bahrain	49%
Maersk Kuwait Co. W.L.L.	Kuwait	49%
Maersk Lanka (Ptv.) Ltd.	Sri Lanka	40%
Maersk Product Tankers A/S	Copenhagen, Denmark	50%
Maersk Senegal SA	Senegal	50%
Maersk Tunesie S.A.	Tunesia	50%
Medcenter Container Terminal S.p.A.	Italy	33%
Meridian Port Services Ltd.	Ghana	33%
Port Newark Container Terminal LLC	USA	50%
Porto Industriale Cagliari S.p.A.	Italy	24%
Qasim International Container Terminal Pakistan Limited	Pakistan	20%

Associated companies

Company	Country of incorporation	Owned share
Salalah Port Services Co.	Oman	30%
Scalepoint Technologies Ltd.	United Kingdom	31%
Shanghai Tie Yang Multimodal Transportation Co. Ltd.	China	49%
Siam Shoreside Services Ltd.	Thailand	49%
Societe Exploitaion Terminal de Vridi	Ivory Coast	40%
Voltri Terminal 2 Srl	Italy	45%

Jointly controlled entities

Dalian Port Container Terminal Co. Ltd.	China	20%
Douala International Terminal	Cameroon	40%
Egyptian Drilling Company	Egypt	50%
Laem Chabang Container Terminal 1 Ltd.	Thailand	35%
LR2 Management K/S	Copenhagen, Denmark	50%
Martinair Holland N.V.	The Netherlands	50%
North Sea Production Co. Ltd.	United Kingdom	50%
North Sea Terminal Bremerhaven GmbH & Co.	Germany	50%
Pelabuhan Tanjung Pelepas Sdn. Bhd.	Malaysia	30%
Qingdao Qianwan Container Terminal Co. Ltd.	China	20%
Shanghai East Container Terminal Co. Ltd.	China	49%
Smart Logistics Company Ltd.	Hong Kong	49%
Teconvi S.A.	Brazil	50%
Tianjin North Port Container Terminal Co. Ltd.	China	30%
West Africa Container Terminal Nigeria Ltd.	Nigeria	25%
Xiamen Songyu Container Terminal Co. Ltd.	China	50%

Announcements 2006

Titel	Date		
A.P. Møller - Mærsk A/S - Financial Calendar 2006	30	January	2006
Annual Report 2005 for A.P. Møller - Mærsk A/S	29	March	2006
Notice of Annual General Meeting - A.P. Møller - Mærsk A/S	29	March	2006
A.P. Møller - Mærsk A/S - Development of the Annual General Meeting	20	April	2006
Downward adjustment of the outlook for the financial result 2006 - A.P. Møller - Mærsk A/S	27	June	2006
A.P. Moller - Maersk expands and strengthens the management	27	June	2006
A.P. Moller - Maersk Group makes a conditional public offer for the entire share capital in Adsteam Marine Limited	3	July	2006
A. P. Møller - Mærsk A/S change of Auditor	7	July	2006
Interim report 2006	29	August	2006
Outlook for the financial result 2006 - A.P. Møller - Mærsk A/S	30	November	2006
A.P. Møller - Mærsk A/S - Financial Calendar 2007	24	January	2007

A.P. Møller - Mærsk A/S
Registration no 22756214

Managing Owner:
A·P·MØLLER

Esplanaden 50

DK-1098 Copenhagen K

Tel. +45 33 63 33 63

MAERSK

END